   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1999



                                                      REGISTRATION NO. 333-85339

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        IDEC PHARMACEUTICALS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         DELAWARE                                        33-0112644
     (STATE OR OTHER JURISDICTION OF INCORPORATION OR       (I.R.S. EMPLOYER IDENTIFICATION NO.)
                      ORGANIZATION)

                              11011 TORREYANA ROAD
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-8500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              PHILLIP M. SCHNEIDER
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                        IDEC PHARMACEUTICALS CORPORATION
                              11011 TORREYANA ROAD
                          SAN DIEGO, CALIFORNIA 92121

                                 (858) 431-8500

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                           J. STEPHAN DOLEZALEK, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                             TWO EMBARCADERO PLACE
                                 2200 GENG ROAD
                            PALO ALTO, CA 94303-0913
                                 (650) 424-0160

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. No selling shareholder may sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


           PROSPECTUS SUBJECT TO COMPLETION, DATED NOVEMBER 10, 1999


                                  $345,000,000

                        IDEC PHARMACEUTICALS CORPORATION

                     LIQUID YIELD OPTION(TM) NOTES DUE 2019
                         (ZERO COUPON -- SUBORDINATED)
                                      AND
                           COMMON STOCK ISSUABLE UPON
                            CONVERSION OF THE LYONS


     We issued the LYONs in a private placement in February 1999 at an issue price of $337.85 per LYON. This prospectus will be used by Selling Securityholders to resell their LYONs and the common stock issuable upon conversion of their LYONs.



     The LYONs are convertible at any time prior to maturity into common stock at a conversion rate of 6.734 shares of common stock per LYON, subject to adjustment in certain events.


     We will not pay interest on the LYONs prior to maturity. The issue price represents a yield to maturity of 5 1/2% per year.

     We may redeem all or a portion of the LYONs on or after February 16, 2004. Holders may require us to repurchase their LYONs at a price of $443.14 per LYON on February 16, 2004, $581.25 per LYON on February 16, 2009 and $762.40 per LYON on February 16, 2014. In addition, Holders may require us to repurchase the LYONs upon a change in control on or before February 16, 2004.


     The last reported sales price of our common stock on The Nasdaq Stock Market on November 9, 1999 was 129 3/4 per share. Our common stock is traded on The Nasdaq Stock Market under the symbol "IDPH."

                           -------------------------


     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                           -------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     We will not receive any of the proceeds from the sale of the LYONs or the common stock by the Selling Securityholders. The LYONs and the common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on The Nasdaq Stock Market. See "Plan of Distribution." The Selling Securityholders may be deemed to be "Underwriters" as defined in the Securities Act. If any broker-dealers are used by the Selling Securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or common stock as principals, any profits received by such broker-dealers on the resale of the LYONs or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the Selling Securityholders may be deemed to be underwriting commissions.

                           -------------------------

((TM)) Trademark of Merrill Lynch & Co.


                The date of this prospectus is November 10, 1999

                           FORWARD-LOOKING STATEMENTS


     This prospectus contains forward-looking statements, including statements regarding, among other items:


     - our continuing efforts to commercialize our product, Rituxan, with our partner, Genentech, Inc. ("Genentech");

     - continued development of our current product candidates;

     - conducting clinical trials with respect to Rituxan and our product candidates;

     - seeking regulatory approvals;

     - expanding our manufacturing capacity and use of current facilities;

     - engaging third-party manufacturers to supply our clinical trials and commercial requirements;

     - maintaining and expanding our marketing, sales and distribution capability; and

     - evaluating additional product candidates for acquisition and subsequent clinical and commercial development.

     We have based these forward-looking statements largely on our expectations. Forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described in "Risk Factors."


     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur.


                      WHERE YOU CAN FIND MORE INFORMATION


     We file reports, proxy statements, information statements, and other information with the Securities and Exchange Commission (the "Commission") in accordance with the Securities Exchange Act of 1934 (the "Exchange Act"). You may read and copy our reports, proxy and information statements and other information filed by us at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional office located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036. Copies of such materials may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549. Our reports, proxy and information statements and other information is available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov. The materials described above may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, DC 20006.



     This prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by us with the Commission under the Securities Act, omits certain of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to us and the LYONs and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to or incorporated by reference in the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

     The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     - Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999 and June 30, 1999 and our Current Reports on Form 8-K filed with the Commission on January 4, 1999 and February 3, 1999.


     - Our definitive Proxy Statement dated April 15, 1999 filed in connection with our 1999 Annual Meeting of Stockholders.


     - Our Form S-8 Registration Statement filed with the Commission on June 25, 1999.


     - Our definitive Proxy Statement dated November 5, 1999 filed in connection with our Special Meeting of Stockholders.


     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

               Investor Relations
               IDEC Pharmaceuticals Corporation
               11011 Torreyana Road
               San Diego, California 92121

               (858) 431-8500


                                   TRADEMARKS

     IDEC Pharmaceuticals(R), Rituxan(R) and PRIMATIZED(R) are our registered United States trademarks. ZEVALIN(TM) and PROVAX(TM) are our trademarks. Other trademarks used herein belong to various third parties as identified in the text.

                                    SUMMARY


     Because this is a summary, it may not contain all the information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision.


                                  THE COMPANY


     IDEC Pharmaceuticals Corporation ("IDEC Pharmaceuticals" or the "Company," or "we," "our" or "us") is a biopharmaceutical company engaged primarily in the research, development and commercialization of targeted therapies for the treatment of cancer and autoimmune diseases. Our first commercial product, Rituxan, and our most advanced product candidate, ZEVALIN (formerly IDEC-Y2B8), are for use in the treatment of certain B-cell non-Hodgkin's lymphomas ("B-cell NHLs"). B-cell NHLs afflict approximately 260,000 patients in the United States. We are also developing products for the treatment of various autoimmune diseases (such as lupus and psoriasis).


     In November 1997, Rituxan became the first monoclonal antibody approved by the Food and Drug Administration (the "FDA") for a cancer therapy indication. Since that time, Rituxan, marketed pursuant to a copromotion arrangement between us and Genentech, achieved U.S. net sales of approximately $157.2 million through December 31, 1998, making it the best-selling (based on first-year dollar volume sales) cancer drug ever approved for marketing in the United States. In June 1998, F. Hoffman La-Roche, Ltd. ("Roche") received approval to begin marketing Rituxan (under the trade name MabThera) in the fifteen European Union countries. Roche has launched MabThera in each of these countries, and we receive a royalty on sales of MabThera.

     Delivered intravenously as a treatment for B-cell NHL, Rituxan offers a favorable side effect profile. Treatment with Rituxan is given as four weekly intravenous infusions over a twenty-two day period as compared to chemotherapy, which is typically given in repeated cycles for up to four to eight months. Thus, Rituxan offers the possibility of increased quality of life during the treatment of cancer, while maintaining a response rate that compares favorably with conventional treatments. In its pivotal Phase III clinical trial involving 166 evaluable patients, Rituxan, administered as a single agent achieved a partial (at least 50% tumor shrinkage) or complete response to therapy in forty-eight percent (48%) of patients on an intent to treat basis (80 of 166 patients). Eighty-seven percent of evaluable patients demonstrated at least a quantifiable shrinkage in tumor size. For the 80 patients achieving a partial or complete response, the median time of regrowth of the tumor was 11.6 months from the onset of response, and we believe 19 of such 80 patients are experiencing ongoing remissions. Because of its favorable safety profile, we believe that Rituxan is a strong candidate for combination therapy, and we are currently researching its possible uses in this role.

     Beyond Rituxan, we have four product candidates in various stages of clinical testing. The most advanced of these is ZEVALIN, a radioimmunotherapy for treatment of B-cell NHL currently in Phase III human clinical testing. We believe that ZEVALIN in the commercial setting will be used in a fashion that is complementary to Rituxan for patients requiring more aggressive treatment. Patients receiving ZEVALIN are first treated with Rituxan, and then with ZEVALIN, which delivers a radioisotope, yttrium-90, to tumor sites throughout the body. Yttrium-90 has been shown in earlier stage clinical trials to be useful in inducing significant remissions of disease in advanced stage lymphoma patients.

Unlike Rituxan, we believe that radioimmunotherapies, including ZEVALIN, will be used primarily by nuclear medicine specialists and radiation oncologists at major medical centers in the United States.

     We currently have three other product candidates in various stages of clinical development for treatment of autoimmune diseases:


     - IDEC-151 was first clinically tested in Phase I and Phase I/II clinical trials for rheumatoid arthritis in collaboration with our partner, SmithKline Beecham, p.l.c. ("SmithKline Beecham"). In February 1999, we announced that SmithKline Beecham was discontinuing development efforts for IDEC-151 in rheumatoid arthritis. The Company and SmithKline Beecham are currently re-evaluating the clinical strategies for IDEC-151, including responsibility for development and whether or not to pursue studies in psoriasis, rheumatoid arthritis and/or other potential indications. We are also discussing with SmithKline Beecham the return of all anti-CD4 program rights to us. This would allow us to proceed independently, if at all, on new development strategies for IDEC-151 and related anti-CD4 products.


     - IDEC-131 is being developed as a treatment for systemic lupus erythematosus ("SLE"). This antibody is currently in a Phase II safety, dose tolerance and efficacy study with approximately 80 patients.


     - IDEC-114 is being developed as a treatment for psoriasis and is currently in Phase I/II, human safety clinical trials.


     We are also developing antibodies for allergy, asthma and inflammatory conditions although these are earlier in the product pipeline.

     In August 1999, we announced the termination of our development of 9-aminocamptothecin ("9-AC"), following a Phase II clinical trial. We concluded that 9-AC would not yield the desired benefits to solid-tumor cancer patients. We acquired 9-AC from Pharmacia & Upjohn S.p.A. ("Pharmacia & Upjohn") and would have paid $6.0 million to Pharmacia & Upjohn had we taken 9-AC into a Phase III clinical trial and $7.0 million if 9-AC had been approved by the FDA.


     All of our product candidates are biological macromolecules ("biologics") as compared to the small molecules that are generated by chemical synthesis. We have developed commercial-scale biologics manufacturing capacity which we used for the manufacture of bulk Rituxan until the transfer of all manufacturing activities for bulk Rituxan to Genentech in September 1999. We intend to manufacture certain of our future biologic products in-house with existing and expanded manufacturing capacity. This core competency will allow us to better control the manufacture of our products, reducing our reliance on contract manufacturers, as well as to reduce commercial risk.



     We were originally incorporated in California in July 1985. In June 1997, we were reincorporated in Delaware. Our principal executive offices are located at 11011 Torreyana Road, San Diego, California 92121. Our telephone number is
(858) 431-8500.


                                  RISK FACTORS

     Prospective purchasers should carefully consider the factors discussed under "Risk Factors."

                                  THE OFFERING

LYONS........................   $345,000,000 aggregate principal amount at
                                maturity of LYONs due February 16, 2019. We will not pay interest on the LYONs prior to maturity.
                                Each LYON was originally issued at a price of $337.85 per LYON and a principal amount at maturity of $1,000.

MATURITY.....................   February 16, 2019

YIELD TO MATURITY OF LYONS...   5 1/2% per year (computed on a semi-annual bond
                                equivalent basis) calculated from February 16, 1999.


CONVERSION RIGHTS............   Holders may convert the LYONs at any time on or
                                before the maturity date, unless the LYONs have previously been redeemed or purchased. For each LYON converted, we will deliver 6.734 shares of our common stock. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued Original Issue Discount.
                                Upon conversion, the Holder will not receive any cash payment representing accrued Original Issue
                                Discount; such accrued Original Issue Discount will be deemed paid by the shares of common stock received by the Holder of LYONs on conversion. See "Description of LYONs --
                                Conversion Rights."



SUBORDINATION................   The LYONs will be subordinated to all of our
                                existing and future Senior Indebtedness. As of September 30, 1999, we had approximately $2.6 million of Senior Indebtedness outstanding. The
                                LYONs will also be effectively subordinated to all our other liabilities, including trade payables, of our subsidiary. The term "Senior
                                Indebtedness" is defined in the "Description of LYONs -- Subordination" section of this prospectus. See "Description of LYONs --
                                Subordination."


ORIGINAL ISSUE DISCOUNT......   We offered each LYON at an Original Issue
                                Discount for U.S. federal income tax purposes equal to the principal amount at maturity of each LYON less the issue price to investors. You should be aware that, although we will not pay interest on the LYONs, U.S. investors must include accrued Original Issue Discount in their gross income for U.S. federal income tax purposes prior to the conversion, redemption, sale or maturity of the LYONs (even if such LYONs are ultimately not converted, redeemed, sold or paid at maturity). See "Federal Income
                                Tax Considerations -- Original Issue Discount."

SINKING FUND.................   None.


OPTIONAL REDEMPTION..........   We may redeem all or a portion of the LYONs for
                                cash at any time on or after February 16, 2004, at the redemption prices set forth in this prospectus. See

                                "Description of LYONs -- Redemption of LYONs at the Option of the Company."

PURCHASE OF THE LYONS AT THE
  OPTION OF THE HOLDER.......   Holders may require us to purchase their LYONs
                                on any of the following dates at the following prices:

                                - on February 16, 2004 at a price of $443.14 per LYON;

                                - on February 16, 2009 at a price of $581.25 per LYON; and

                                - on February 16, 2014 at a price of $762.40 per LYON.


                                We may choose to pay the purchase price in cash or shares of common stock or a combination of cash and shares of common stock. See "Description of LYONs -- Purchase of LYONs at the Option of the Holder."



CHANGE OF CONTROL............   Upon a change of control of IDEC Pharmaceuticals
                                occurring on or before February 16, 2004, each Holder may require us to repurchase all or a portion of such Holder's LYONs at a price equal to the issue price of such LYONs plus accrued
                                Original Issue Discount to the date of
                                repurchase. The term "change of control" is defined in the "Description of LYONs -- Change of Control Permits Purchase of LYONs at the Option of the Holder" section of this prospectus.


OPTIONAL CONVERSION TO
  SEMIANNUAL COUPON NOTE UPON
  TAX EVENT..................   From and after a Tax Event Date, at our option,
                                interest in lieu of future Original Issue
                                Discount shall accrue on each LYON from the Option Exercise Date at 5 1/2% per year on the Restated Principal Amount and shall be payable semiannually on each Interest Payment Date to Holders of record at the close of business on each Regular Record Date immediately preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Option Exercise Date. In such event, the Redemption Price, Purchase Price and Change in Control Purchase Price shall be adjusted as described herein. However, there will be no changes in the Holder's conversion rights. See "Description of LYONs -- Optional
                                Conversion to Semiannual Coupon Note upon Tax
                                Event."

USE OF PROCEEDS..............   IDEC Pharmaceuticals will not receive any of the
                                proceeds from the sale by Selling
                                Securityholders of the LYONs or the underlying common stock.



TRADING......................   The LYONs sold using this prospectus will no
                                longer be eligible for trading in the PORTAL system and no assurance can be given as to the liquidity of or trading markets for the LYONs.
                                Our common stock is quoted on The Nasdaq Stock
                                Market under the symbol "IDPH." See "Description of LYONs -- Absence of Public Market."


                         ------------------------------


     In October 1999, our board of directors approved a proposed amendment and restatement of our Amended and Restated Certificate of Incorporation to increase the number of shares of authorized common stock from 50,000,000 shares to 200,000,000 shares, to halve the par value of the common stock from $0.001 per share to $0.0005 per share and to effect a two-for-one stock split of our common stock. All stockholders of record of our common stock at the close of business on October 18, 1999 will be entitled to vote on the proposed amendment and restatement at a special meeting of stockholders to be held on December 1, 1999. Except as otherwise specified in this prospectus, all information in this prospectus, including the conversion ratio of and other information relating to the LYONs, does not take into effect the proposed increase in number of shares of common stock, change in par value or stock split.

                                  RISK FACTORS


     An investment in the securities offered hereby is speculative in nature, involves a high degree of risk and should not be made by an investor who cannot afford the loss of his, her or its entire investment. The following risk factors should be considered carefully in addition to the other information contained or incorporated by reference in this prospectus before purchasing the LYONs or the common stock offered hereby. In addition to the historical information contained herein, the discussion in this prospectus contains certain forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act, that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below as well as those cautionary statements and other factors set forth elsewhere or incorporated by reference herein.


OUR REVENUES RELY SIGNIFICANTLY ON RITUXAN SALES

     Our revenues currently depend largely upon continued U.S. sales of a single commercialized product, Rituxan. We cannot be certain that Rituxan will continue to be accepted in the United States or in any foreign markets. A number of factors may affect the rate and level of market acceptance of Rituxan, including:

     - the perception by physicians and other members of the health care community of its safety and efficacy or that of competing products, if any;

     - the effectiveness of our and Genentech's sales and marketing efforts in the United States and the effectiveness of Roche's sales and marketing efforts in Europe;

     - unfavorable publicity concerning Rituxan or comparable drugs;

     - its price relative to other drugs or competing treatments;

     - the availability of third party reimbursement; and

     - regulatory developments related to the manufacture or continued use of Rituxan.

     We incurred annual operating losses from our inception in 1985 through fiscal 1997. Given our current reliance upon Rituxan as the principal source of our revenue, any material adverse developments with respect to the commercialization of Rituxan may cause us to incur losses in the future.

OUR OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS

     Our quarterly revenues, expenses and operating results have fluctuated in the past and are likely to fluctuate significantly in the future. Fluctuation may result from a variety of factors, including:

     - our achievement of product development objectives and milestones;

     - demand and pricing for our commercialized products, such as Rituxan;

     - our ability to utilize excess manufacturing capacity by obtaining contract manufacturing relationships;

     - timing and nature of contract manufacturing and contract research and development payments and receipts;

     - hospital and pharmacy buying decisions;

     - clinical trial enrollment and expenses;

     - physician acceptance of our products;

     - government or private healthcare reimbursement policies;

     - our manufacturing performance and capacity and that of our partners;


     - the amount and timing of sales orders of Rituxan by Genentech to customers in the United States and by Roche to customers in Europe;


     - rate and success of product approvals;

     - collaboration obligations and copromotion payments we make or receive;

     - foreign currency exchange rates; and

     - overall economic conditions.

     Our operating results during any one quarter do not necessarily suggest those of future quarters. These results fluctuate periodically because our revenues are driven by certain events such as achievement of product development milestone events and the applicable profit sharing allocation between us and Genentech, based upon our copromotion arrangement.

VOLATILITY OF OUR STOCK PRICE


     The market prices for our common stock and for securities of other companies engaged primarily in biotechnology and pharmaceutical development, manufacture and distribution are highly volatile. For example, the market price of our common stock fluctuated between $27 3/8 per share and $145 1/2 per share during the twelve months ended October 31, 1999. Because the LYONs are convertible into shares of our common stock, fluctuations in the price of our common stock will affect the price of the LYONs. The market price of our common stock will likely continue to fluctuate due to a variety of factors, including:


     - material public announcements;

     - the announcement and timing of new product introductions by us or others;

     - technical innovations or product development by us or our competitors;

     - regulatory approvals or regulatory issues;

     - developments relating to patents, proprietary rights and orphan drug status;

     - actual or potential clinical results with respect to our products under development or those of our competitors;

     - political developments or proposed legislation in the pharmaceutical or healthcare industry;


     - economic and other external factors or other disaster or crisis;


     - hedge and/or arbitrage activities by Holders of the LYONs;


     - period to period fluctuations in our financial results;



     - the proposed two-for-one stock split of our common stock and proposed increase in the number of authorized shares of our common stock; and

     - market trends relating to or affecting stock prices throughout our industry, whether or not related to results or news regarding us or our competitors.


WE FACE UNCERTAIN RESULTS OF CLINICAL TRIALS OF OUR POTENTIAL PRODUCTS


     Our future success depends in large part upon the results of clinical trials designed to assess the safety and efficacy of our potential products. The completion rate of these clinical trials depends significantly upon the rate of patient enrollment. Factors that affect patient enrollment include:

     - size of patient population for the targeted disease;

     - eligibility criteria;

     - proximity of eligible patients to clinical sites;

     - clinical trial protocols; and

     - the existence of competing protocols (including competitive financial incentives for patients and clinicians) and existing approved drugs (including Rituxan).


     Our inability to enroll patients on a timely basis could result in increased expenses and product development delays, which could have a material adverse effect on our business, results of operations and financial condition. Even if a trial is fully enrolled, significant uncertainties remain as to whether it will prove successful. For example, we recently terminated our development of 9-AC following a Phase II clinical trial. We concluded that 9-AC would not yield the desired benefits to solid-tumor cancer patients. In addition, IDEC-151 was first clinically tested in Phase I and Phase I/II clinical trials for rheumatoid arthritis in collaboration with our partner, SmithKline Beecham. In February 1999, we announced that SmithKline Beecham was discontinuing development efforts for IDEC-151 in rheumatoid arthritis. The Company and SmithKline Beecham are currently re-evaluating the clinical strategies for IDEC-151, including responsibility for development and whether or not to pursue studies in psoriasis, rheumatoid arthritis and/or other potential indications. We are also discussing with SmithKline Beecham the return of all anti-CD4 program rights to us. This would allow us to proceed independently, if at all, on new strategies for IDEC-151 and related anti-CD4 products.


     The FDA regulates clinical trials. Failure to comply with extensive FDA regulations may result in delay, suspension or cancellation of a trial and/or the FDA's refusal to accept test results. The FDA may also suspend our clinical trials at any time if it concludes that the participants are being exposed to unacceptable risks. Consequently, we cannot ensure that Phase I, Phase II or Phase III testing will be completed timely or successfully, if at all, with respect to any of our potential products. Furthermore, we cannot be certain that patients enrolled in our clinical trials will respond to our product candidates, that any product candidate will be safe and effective or that data derived from the trials will be suitable for submission to the FDA or satisfactorily support a biologics licensing application ("BLA") or a new drug application ("NDA").

WE MAY BE UNABLE TO DEVELOP AND COMMERCIALIZE NEW PRODUCTS

     Our future results of operations will depend to a large extent upon our ability to successfully commercialize new products in a timely manner. As a result, we must continue to develop, test and manufacture new products and then must meet regulatory standards and obtain regulatory approvals. Our products currently in development may not receive the regulatory approvals necessary for marketing in a timely manner, if at all.

Additionally, the development and commercialization process is time-consuming and costly, and we cannot be certain that any of our products, if and when developed and approved, will be successfully commercialized. Delays or unanticipated costs in any part of the process, our inability to obtain regulatory approval for our products or to maintain manufacturing facilities in compliance with all applicable regulatory requirements could adversely affect our results of operations.

WE RELY HEAVILY ON CONTRACT MANUFACTURERS

     We rely heavily upon third party manufacturers to manufacture significant portions of our products and product candidates. Our own manufacturing capacity is limited and we are capable of producing only a limited quantity of bulk Rituxan and other product candidates. Our manufacturing experience to date has been limited to the production of preclinical and clinical quantities of product candidates and to approximately three years of commercial production of bulk Rituxan. We have no fill/finish experience or capacity and we do not have experience in the field of chelates or radioisotopes and therefore, we rely entirely upon third parties for the manufacture of these products and components. Consequently, we cannot ensure that either our manufacturing facilities or our ability to sustain ongoing production of our products will be able to meet our expectations. Nor can we be certain that we will be able to enter into satisfactory agreements with third party manufacturers. Our failure to enter into agreements with such manufacturers on reasonable terms, if at all, or poor manufacturing performance on our part or that of our third party manufacturers could have a material and adverse effect on our business, financial condition and results of operations.


     In September 1999 we transferred all manufacturing responsibilities for bulk Rituxan to Genentech. We rely upon Genentech for all Rituxan manufacturing in order to meet worldwide requirements and to complete all fill/finish requirements. We cannot ensure that Genentech will manufacture and fill/finish Rituxan in sufficient quantities and on a timely and cost-effective basis or that Genentech will obtain and maintain all required manufacturing approvals. Genentech's failure to manufacture and fill/finish Rituxan or obtain and maintain required manufacturing approvals could materially and adversely affect our business, results of operations and financial condition.



     ZEVALIN has multiple components that require successful coordination among several third party contract manufacturers. We are currently negotiating with commercial contractors to meet our long-term manufacturing demands for fill/finish of ZEVALIN bulk product. We cannot be certain that we will reach agreement on reasonable terms, if at all, with our contract manufacturers or that the integration of our contract manufacturers can be successfully coordinated.



     Since the completion in September 1999 of our obligation to manufacture bulk Rituxan, we have commenced conversion of our manufacturing facility to a multi-product facility, where we will initially manufacture ZEVALIN and anti-CD40L (also known as anti-gp39) antibodies. We cannot be certain that this conversion will be successful, that it will receive all necessary regulatory approvals, or that, even if it is successful and such approvals are received, it will be completed within our budgeted time and expense estimations. Our failure to successfully convert the manufacturing facility in a timely manner could have an adverse effect on our product development efforts and our ability to timely file our product license applications and could cause us to incur significant unabsorbed overhead costs. To the extent we cannot produce our own biologics, we will need to rely on third party manufacturers, of which there are only a limited number capable of manufacturing biologics as contract suppliers. We cannot be certain that we could reach agreement on reasonable terms, if at all, with those manufacturers.

WE RELY HEAVILY ON CERTAIN SUPPLIERS

     Some materials used in our products and potential products, including Rituxan and ZEVALIN, are currently available only from sole or limited number of suppliers. In addition, the suppliers of some materials for our products must be approved by the FDA and/or by other governmental agencies. Although we have initiated a program for identifying alternative suppliers for certain materials, any interruption or delay in our supply of materials or delays in the applicable governmental approval of new suppliers or any loss of a sole source supplier could have a material adverse effect on our business, financial condition and results of operations.

OUR INDUSTRY IS INTENSELY COMPETITIVE


     The biotechnology industry is intensely competitive. We compete with biotechnology and pharmaceutical companies that have been established longer than we have, have a greater number of products on the market, have greater financial and other resources and have other technological or competitive advantages. We also compete in the development of technologies and processes and in acquiring personnel and technology from academic institutions, government agencies, and other private and public research organizations. Consequently, we cannot be certain that we will be able to produce or acquire rights to new products with commercial potential. In addition, we cannot be certain that one or more of our competitors will not receive patent protection that dominates, blocks or adversely affects our product development or business; will benefit from significantly greater sales and marketing capabilities; or will not develop products that are accepted more widely than ours. We are aware that a competitor recently filed a BLA for a radiolabeled murine antibody product for the treatment of non-Hodgkin's lymphomas. We are also aware of other potentially competitive biologic therapies for non-Hodgkin's lymphomas in development.


WE HAVE LIMITED SALES AND MARKETING EXPERIENCE

     We have limited experience with commercial sales and marketing, based entirely upon our launch and subsequent sales of Rituxan. Outside the United States, our strategy is to pursue and to rely solely upon collaborations with established pharmaceutical companies for marketing, distribution and sale of our products. We currently have no plans to directly market outside the United States. Since we currently rely upon copromotion partners in the United States and rely exclusively on third parties outside the United States, we cannot be certain that our products will be marketed and distributed in accordance with our expectations or that our market research or sales forecasts will be accurate. We also cannot be certain that we will ever be able to develop our own sales and marketing capabilities to an extent that we would not need to rely on third party efforts, or that we will be able to maintain satisfactory arrangements with the third parties on whom we rely.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR SECURE RIGHTS TO THIRD PARTY PATENTS

     Our ability and the abilities of our partners to obtain and maintain patent and other protection for our products will affect their success. We are assigned or have rights to or have exclusive access to a number of U.S. and foreign patents, patents pending and patent applications. However, we cannot be certain that such patent applications will be approved, or that any of our patent rights will be upheld in a court of law if challenged. We also cannot be certain that our patent rights will provide competitive advantages for our products or will not be challenged, infringed upon or circumvented by our competitors.

     Because of the large number of patent filings in the biopharmaceutical field, our competitors may have filed applications or been issued patents and may obtain additional patents and proprietary rights relating to products or processes competitive with or similar to ours. We cannot be certain that U.S. or foreign patents do not exist or will not issue that would materially and adversely affect our ability to commercialize our products and product candidates.

     In addition to patents, we rely on trade secrets and proprietary know-how that we seek to protect, in part, through confidentiality agreements with our partners, employees and consultants. It is possible that such parties will breach our agreements or that courts may not enforce the agreements, leaving us without adequate remedies. We also cannot be certain that our trade secrets will not become known or be independently developed or patented by our competitors.


     In September 1999, an interference to determine priority of inventorship was declared in the United States Patent and Trademark Office between Dartmouth University's patent application (which patent application has been exclusively licensed to us) and Columbia University's patent (which patent we believe has been exclusively licensed to Biogen) relating to anti-CD40L antibodies. We are aware that oppositions have been filed to a granted Japanese Immunex patent relating to anti-CD40L antibodies. We are also aware that an opposition has been recently filed in the European patent office to a granted European application that has been licensed to us, which application contains claims relating to the use of anti-CD40L antibodies as a therapeutic. Also, we are aware of an opposition that was recently filed to a granted European patent application which names us as the applicant and which relates to PROVAX and therapeutic use thereof. If the outcome of the interference or any of the oppositions is adverse, in whole or in part, it could result in the scope of some or all of the granted claims being limited, some or all of the granted claims being lost, and/or the granted patent application(s) not proceeding to a patent.


     We are aware of several third party patents and patent applications (to the extent they issue as patents) that, if successfully asserted against us, may materially affect our ability to make, use, offer to sell, sell and import our products. These third party patents and, patent applications may include, without limitation:

     - U.S. patent and patent applications and foreign counterparts filed by Bristol-Myers Company that relate to antibodies to a B7 antigen;


     - a U.S. patent assigned to Columbia University and a Japanese patent assigned to Immunex, which we believe have been exclusively licensed to Biogen, related to monoclonal antibodies to the 5C8 antigen found on T cells. We believe the 5C8 antigen is associated with CD40L, the target for our anti-CD40L antibodies expressed on the surface of activated T cells;



     - a number of issued U.S. and foreign patents that relate to various aspects of radioimmunotherapy of cancer and to methods of treating patients with anti-CD4 antibodies;



     - two U.S. patents assigned to Glaxo Wellcome and foreign counterparts relating to chelator stabilized antibody preparations; and

     - three U.S. patents assigned to Glaxo Wellcome and foreign counterparts relating to therapeutic uses of CHO glycosylated antibodies.


     The owners, or licensees of the owners, of these patents and patent applications (to the extent they issue as patents) may assert that one or more of our products infringe one or more claims of such patents. Such owners or licensees of foreign counterparts to these patents and any other foreign patents may assert that one or more of our products infringe one or more claims of such patents. Specifically, if legal action is commenced against us or our partners to enforce any of these patents and patent applications (to the extent they issue as patents) and the plaintiff in such action prevails, we could be prevented from practicing the subject matter claimed in such patents or patent applications.


     We are aware that on May 28, 1999, Glaxo Wellcome filed a patent infringement lawsuit against Genentech in the U.S. District Court in Delaware. According to Genentech's Form 10-Q for the quarter ended September 30, 1999, that suit asserts that Genentech infringes four U.S. patents owned by Glaxo Wellcome. Two of the patents relate to the use of specific kinds of monoclonal antibodies for the treatment of human disease, including cancer. The other two patents asserted against Genentech relate to preparations of specific kinds of monoclonal antibodies which are made more stable and the methods by which such preparations are made. Genentech believes that the suit relates to the manufacture, use and sale of their Herceptin product and Rituxan. The judge has scheduled the trial of this suit to begin January 29, 2001. Based upon the nature of the claims made and the information available to Genentech, Genentech reports that it believes that the outcome of this action is not likely to have a material adverse effect on their financial position, results of operations or cash flows, but that if an unfavorable ruling were to occur in any quarterly period, there exists the possibility of a material impact on Genentech's net income of that period. If the suit relates to the manufacture, use and sale of Rituxan, and depending on the suit's outcome, there exists the possibility of a material impact on our corresponding period copromotion profit related to Rituxan and a material adverse effect on our business, financial condition and results of operations.


     If our intellectual property rights are challenged, we may be required or may desire to obtain licenses to patents and other intellectual property held by third parties to develop, manufacture and market our products. However, we cannot be certain that we will be able to obtain these licenses on commercially reasonable terms, if at all, or that any licensed patents or intellectual property will be valid or enforceable. In addition, the scope of intellectual property protection is subject to scrutiny and change by courts and other governmental bodies. Litigation and other proceedings concerning patents and proprietary technologies can be protracted, expensive and distracting to management and companies may sue competitors as a way of delaying the introduction of competitors' products. Any litigation, including any interference proceeding to determine priority of inventions, oppositions to patents in foreign countries or litigation against our partners, may be costly and time-consuming and could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE UNABLE TO MAINTAIN THIRD PARTY RESEARCH AND DEVELOPMENT RELATIONSHIPS

     Funding of research and development efforts depends largely upon various arrangements with strategic partners and others who provide us with funding and who perform research and development with respect to our products. Such strategic partners may generally terminate their arrangement with us at any time. These parties may develop products that compete with ours, and we cannot be certain that they will perform their contractual obligations or that any revenues will be derived from such arrangements. If one or more of our strategic partners fail to achieve certain product development objectives, such failure could have a material adverse effect on our ability to fund related programs and develop products.


FAILURE TO OBTAIN PRODUCT APPROVALS OR COMPLY WITH GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS


     As pharmaceutical manufacturers, our partners and we are subject to extensive, complex, costly and evolving governmental rules, regulations and restrictions administered by the FDA, by other federal and state agencies, and by governmental authorities in other countries. In the United States, our products cannot be marketed until after they are approved by the FDA. Obtaining an FDA approval involves the submission, among other information, of the results of preclinical and clinical studies on the product, and requires substantial time, effort and financial resources. Rituxan is our only product that has received FDA approval, and we cannot be certain that any of our product candidates will be approved either in the United States or in other countries in a timely fashion, if at all. Both before and after approval, we are subject to numerous other FDA requirements, and to government inspection at all times. Our failure to meet or comply with any rules, regulations or restrictions of the FDA or other agencies could result in fines, unanticipated expenditures, product delays, non-approval or recall, interruption of production and even criminal prosecution. Although we have instituted internal compliance programs, we cannot be certain that such programs will meet regulatory agency standards or that any lack of compliance will not have a material adverse effect on our business, financial condition or results of operations.


OUR BUSINESS EXPOSES US TO PRODUCT LIABILITY CLAIMS



     Our design, testing, development, manufacture and marketing of products involves an inherent risk of exposure to product liability claims and related adverse publicity. Insurance coverage is expensive and difficult to obtain, and we may be unable to obtain coverage in the future on acceptable terms, if at all. Although we currently maintain product liability insurance for our products in the amounts we believe to be commercially reasonable, we cannot be certain that the coverage limits of our insurance policies or those of our strategic partners will be adequate. If we are unable to obtain sufficient insurance at an acceptable cost or if a claim is brought against us, whether fully covered by insurance or not, our business, results of operations and financial condition could be materially adversely affected.


FAILURE TO ADEQUATELY ADDRESS THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR BUSINESS


     We have assessed and continue to assess the potential impact of the situation commonly referred to as the Year 2000 Issue. The Year 2000 Issue concerns the inability of many information technology based systems and software products to properly recognize and process date sensitive information. This could cause system or equipment shutdowns, failures or miscalculations resulting in inaccuracies in data exchange, computer output or disruptions of operations. As a result, information technology based systems and/or software used by many companies may need to be modified and upgraded.



     We have an ongoing Year 2000 Program and have appointed a Year 2000 Program Manager and a Year 2000 Task Force. We have completed an inventory and review of information technology based system hardware, operating systems (including manufacturing and laboratory control systems) and application software in order to identify potential Year 2000 problems and we have almost completed implementing planned upgrades and testing our systems. We believe that we have corrected over 90% of identified noncompliant items. We currently estimate that the financial impact of making system and software modifications will not exceed $1.0 million including costs already incurred, however, the actual financial cost of correcting Year 2000 problems could exceed this estimate. If modifications are not made or not completed in a timely fashion, Year 2000 problems could have a material adverse impact to our business, financial condition and results of operations, the precise degree of which cannot be known at this time. Our Year 2000 program includes sending inquiries to our major third party suppliers, manufacturers, service providers and business partners seeking assurance that they are Year 2000 compliant. Our business, financial condition and results of operations could be materially adversely affected if third party suppliers, manufacturers, service providers, business partners and other entities do not adequately address their Year 2000 issues.



     We are currently relying upon Genentech to provide for all Year 2000-related reviews, upgrades and contingency plans relating to the manufacture, distribution and sale of bulk Rituxan. We have not received contingency plans from Genentech. Genentech, however, reports that it initiated contingency planning in March 1999 for business critical processes, which include provisions such as identifying alternate sources for materials and services and if necessary reverting to non-computerized systems for processing information. Genentech reports that its contingency plan is approximately 80% complete and is scheduled for completion by the end of November 1999. Genentech believes that with the completion of scheduled modifications, the Year 2000 issue will not pose significant operational problems for their computer systems and equipment. Any failure by Genentech to complete modifications or address issues which could result in their inability to timely produce, distribute and sell Rituxan would have a material adverse impact to our business, financial condition and results of operation, the precise degree of which cannot be known at this time.



     We have begun to put into place contingency plans to deal with non-Rituxan related failures resulting from Year 2000 issues. We expect to complete our contingency plans during the fourth quarter of 1999.


WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL OR TO REPURCHASE THE LYONS

     We expend and will likely continue to expend substantial funds to complete the research, development, manufacturing and marketing of our potential future products. Consequently, we may seek to raise capital through collaborative arrangements, strategic alliances, and/or equity and debt financings or from other sources. We may be unable to raise additional capital on commercially acceptable terms, if at all, and if we raise capital through equity financing then existing stockholders may have their ownership interests diluted. If we are unable to generate adequate funds from operations or from additional sources, then our business, results of operations and financial condition may be materially and adversely affected.

     If we undergo certain events constituting a change of control prior to February 16, 2004, we will be obligated to repurchase all outstanding LYONs at the option of the Holder. However, it is possible that we will not have sufficient funds at that time, will not be able to raise sufficient funds, or that restrictions in our indebtedness will not allow such repurchases. In addition, certain major corporate events that would increase our indebtedness, such as leveraged recapitalizations, would not constitute a change of control under the Indenture entered into in connection with the offering of the LYONs. See "Description of LYONs -- Purchase of LYONs at the option of the Holder."

FUTURE TRANSACTIONS MAY ADVERSELY AFFECT OUR BUSINESS OR THE MARKET PRICE OF SECURITIES

     We regularly review potential transactions related to technologies, products or product rights and businesses complementary to our business. Such transactions could include mergers, acquisitions, strategic alliances, off-balance sheet financings, licensing agreements or copromotion agreements. We may choose to enter into one or more of such transactions at any time, which may cause substantial fluctuations to the market price of securities that we have issued. Moreover, depending upon the nature of any transaction, we may experience a charge to earnings, which could also have a material adverse impact upon the market price of securities that we have issued.

WE RELY UPON CERTAIN KEY PERSONNEL

     Our success will depend, to a great extent, upon the experience, abilities and continued services of our executive officers and key scientific personnel. We do not carry key-man life insurance on any of our officers or personnel. If we lose the services of any of these officers or key scientific personnel, we could suffer a material adverse effect on our business, financial condition and results of operations. Our success also will depend upon our ability to attract and retain other highly qualified scientific, managerial, sales and manufacturing personnel and our ability to develop and maintain relationships with qualified clinical researchers. Competition for such personnel and relationships is intense and we compete with numerous pharmaceutical and biotechnology companies as well as with universities and non-profit research organizations. We cannot be certain that we will be able to continue to attract and retain qualified personnel or develop and maintain relationships with clinical researchers.

WE ARE SUBJECT TO UNCERTAINTIES REGARDING HEALTH CARE REIMBURSEMENT AND REFORM

     Our ability to commercialize products depends in part on the extent to which patients are reimbursed by governmental agencies, private health insurers and other organizations, such as health maintenance organizations, for the cost of such products and related treatments. Our business, results of operations and financial condition could be materially adversely affected if health care payers and providers implement cost-containment measures and governmental agencies implement healthcare reform.

OUR BUSINESS INVOLVES ENVIRONMENTAL RISKS

     Our business and the business of several of our strategic partners, including Genentech, involves the controlled use of hazardous materials, chemicals, biologics and radioactive compounds. Biologics manufacture is extremely susceptible to product loss due to microbial or viral contamination, material equipment failure, or vendor or operator error. Although we believe that our safety procedures for handling and disposing of such materials complies with state and federal standards, there will always be the risk of accidental contamination or injury. In addition, certain microbial or viral contamination may cause the closure of the respective manufacturing facility for an extended period of time. By law, radioactive materials may only be disposed of at state approved facilities. We currently store our radioactive materials on-site because the approval of a disposal site in California for all California-based companies has been delayed indefinitely. If and when a disposal site is approved, we may incur substantial costs related to the disposal of such material. If liable for an accident, or if we suffer an extended facility shutdown, we could incur significant costs, damages and penalties that could have a material adverse effect on our business, financial condition and results of operations.

THE LYONS LEVERAGE US CONSIDERABLY


     As a result of issuing the LYONs, we have incurred approximately $120 million of indebtedness which resulted in a ratio of long-term debt to total capitalization at September 30, 1999 of approximately 45%. As a result of this indebtedness, our principal and interest obligations increased substantially. The degree to which we are leveraged could materially adversely affect our ability to obtain future financing and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.



     In addition, in the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up or upon our default in payment with respect to any indebtedness or an event of default with respect to such indebtedness resulting in the acceleration thereof, our assets will be available to pay the amounts due on the LYONs only after all our senior indebtedness has been paid in full. Moreover, holders of common stock would only receive the assets remaining after payment of all indebtedness and preferred stock, if any.


THE LYONS ARE SUBORDINATED


     The LYONs are subordinate in right of payment to all of our existing and future "Senior Indebtedness" (as defined in the "Description of LYONs -- Subordination" section of this Prospectus). The LYONs will also be effectively subordinated to all other liabilities, including trade payables, of our subsidiary. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which we or our subsidiary can create, incur, assume or guarantee, nor does it contain any covenants or restrictions on the issuance or repurchase of securities by us. By reason of such subordination of the LYONs, in the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up or upon our default in payment with respect to any Senior Indebtedness or an event of default with respect to such indebtedness resulting in the acceleration thereof, our assets will be available to pay the amounts due on the LYONs only after all our Senior Indebtedness has been paid in full. Moreover, holders of common stock would only receive the assets remaining after payment of all indebtedness and preferred stock, if any.



     As of September 30, 1999, we had approximately $2.6 million of Senior Indebtedness.


ABSENCE OF FINANCIAL COVENANTS

     The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including Senior Indebtedness, by us or the issuance or repurchase of securities by us. The Indenture contains no covenants or other provisions to afford protection to Holders of the LYONs in the event of a highly leveraged transaction or a change in control except to the extent described under "Description of LYONs -- Change in Control Permits Purchase of LYONs at the Option of the Holder."

THE LYONS MAY BE RATED BELOW OUR EXPECTATION.


     We believe that one or more rating agencies may rate the LYONs. We cannot provide you with any assurance as to whether any such agency will rate the LYONs or, if they do, what rating or ratings they will assign to the LYONs. If one or more rating agencies assign the LYONs a rating lower than that expected by investors, the lower rating could have a material adverse effect on the market price of the LYONs and our common stock.


LIMITATIONS ON REPURCHASE UPON A CHANGE IN CONTROL

     In the event of a Change in Control (as defined herein) on or before February 16, 2004, each Holder of LYONs will have the right, at the Holder's option, to require us to repurchase all or a portion of such Holder's LYONs at a purchase price equal to 100% of the principal amount thereof plus accrued original discount thereon to the repurchase date. Our ability to repurchase the LYONs upon a Change in Control may be limited by the terms of our Senior Indebtedness and the subordination provisions of the Indenture. Further, our the ability to repurchase the LYONs upon a Change in Control will be dependent on the availability of sufficient funds and compliance with applicable securities and corporate laws. Accordingly, there can be no assurance that we will be able to repurchase the LYONs upon a Change in Control. The term "Change in Control" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition or result in a downgrade of the credit rating (if any) of the LYONs nor would the requirement that we offer to repurchase the LYONs upon a Change in Control necessarily afford Holders of the LYONs protection in the event of a highly leveraged reorganization, merger or similar transaction involving us. See "Description of LYONs -- Change in Control Permits Purchase of LYONs at the Option of the Holder."

ABSENCE OF EXISTING ACTIVE PUBLIC MARKET


     Upon their original issuance, the LYONs became eligible for trading on the PORTAL Market. The LYONs sold pursuant to this Prospectus, however, will no longer be eligible for trading on the PORTAL Market and we do not intend to apply for listing of the LYONs on any securities exchange or quotation system. We can not assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market, the ability of the Holders to sell their LYONs or the price at which Holders of the LYONs will be able to sell their LYONs. Future trading prices of the LYONs will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.


WE HAVE ADOPTED SEVERAL ANTITAKEOVER MEASURES AND THE LYONS MAY HAVE FURTHER ANTITAKEOVER EFFECT

     We have taken a number of actions that could have the effect of discouraging a takeover attempt that might be beneficial to stockholders who wish to receive a premium for their shares from a potential bidder. For example, we reincorporated into Delaware, which subjects us to Section 203 of the Delaware General Corporation Law, providing that we may not enter into a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the manner prescribed in the code section. In addition, we have adopted a Stockholder Rights Plan that would cause substantial dilution to a person who attempts to acquire our company on terms not approved by our Board of Directors. In addition, our Board of Directors has the authority to issue, without vote or action of stockholders, up to 8,000,000 shares of preferred stock and to fix the price, rights, preferences and privileges of those shares. Any such preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of common stock. The Board of Directors has no present intention of issuing any additional shares of preferred stock (217,514 shares of non-voting convertible preferred stock, convertible into 1,390,793 shares of our common stock, were outstanding as of September 30, 1999), but reserves the right to do so in the future. In addition, our copromotion arrangement with Genentech provides Genentech with the option to buy the rights to Rituxan in the event that we undergo a change of control, which may limit our attractiveness to potential acquirors.


     We are required by the terms of the LYONs, as of 35 business days after a change in control occurring on or before February 16, 2004, to purchase any LYON at the option of its Holder and at a price equal to the issue price plus accrued Original Issue Discount to the date of repurchase. This feature of the LYONs may have an antitakeover effect. See "Description of LYONs -- Change in Control Permits Purchase of LYONs at the Option of the Holder."

WE HAVE NOT PAID AND DO NOT PLAN TO PAY DIVIDENDS


     We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future.

                                USE OF PROCEEDS


     We will not receive any of the proceeds from the sale of the LYONs or the underlying common stock by the Selling Securityholders. See "Selling Securityholders" for a list of those persons and entities receiving proceeds from sales of LYONs or common stock.


                                DIVIDEND POLICY


     We have never declared or paid cash dividends on our common stock. We currently intend to retain any earnings for use in our business and therefore do not anticipate paying any dividends in the future.


                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the periods indicated is as follows:


                                             NINE MONTHS
                                                ENDED
        YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
  -------------------------------------    ---------------
  1994    1995    1996    1997    1998     1998       1999
  ----    ----    ----    ----    -----    -----      ----
  n/a     n/a     n/a     n/a     18.8x    17.6x      8.7x


     For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges. Fixed charges consist of interest expense incurred, including capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by us to be representative of the interest factor. Earnings were not sufficient to cover fixed charges for the years ended December 31, 1994, 1995, 1996 and 1997 by $18.0 million, $17.3 million, $5.7 million and $14.7 million, respectively.

                              DESCRIPTION OF LYONS

     The LYONs were issued under an indenture dated as of February 16, 1999 (the "Indenture") between us and Chase Manhattan Bank and Trust Company, N.A., as trustee (the "Trustee"). The following summaries of certain provisions of the Indenture are not complete. You should look at the indenture and the form of LYON that has been filed as an exhibit to this registration statement. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference.

GENERAL


     In February 1999 we issued $345,000,000 aggregate principal amount at maturity of the LYONs in a private placement. The LYONs will mature on February 16, 2019. The principal amount at maturity of each LYON is $1,000 and will be payable at the office of the Paying Agent, which initially will be the Trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.



     The LYONs were offered at a substantial discount from their principal amount at maturity. See "Federal Income Tax Considerations -- Original Issue Discount." We will not make periodic payments of interest on the LYONs. Each LYON was issued at an issue price ("Issue Price") of $337.85 per LYON. The calculation of the accrual of Original Issue Discount (the difference between the Issue Price and the principal amount at maturity of a LYON) (the "Original Issue Discount") in the period during which a LYON remains outstanding will be on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months. Accrual of Original Issue Discount commenced from the issue date of the LYONs. Maturity, conversion, purchase by us at the option of a Holder, or redemption of a LYON will cause Original Issue Discount and interest, if any, to cease to accrue on such LYON, under the terms and subject to the conditions of the Indenture.


     We may not reissue a LYON that has matured or been converted, purchased by us at the option of a Holder, redeemed or otherwise cancelled (except for registration of transfer, exchange or replacement thereof).

     LYONs may be presented for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar, each such agent initially being the Trustee. We will not charge a service charge for any registration of transfer or exchange of LYONs.

FORM, DENOMINATION AND REGISTRATION

     No service charge will be made for any registration of transfer or exchange of LYONs, but we may require payment by a Holder of a sum sufficient to cover any tax assessment or other governmental charge payable in connection therewith.

     If a LYON is mutilated, defaced, destroyed, lost or stolen, we will execute and upon our request, the Trustee will authenticate and deliver a new LYON in exchange and substitution for such LYON:

     - with the same maturity and date of issuance;

     - an equal principal amount at maturity;

     - registered in the same manner; and

     - dated the date of its authentication.

     If the LYON is destroyed, lost or stolen, the person requesting a substituted LYON shall furnish to us and the Trustee, security or indemnity in amount that will hold us and the Trustee harmless. In addition, in case of destruction, loss or theft of a LYON, we will need satisfactory evidence from the person requesting a substituted LYON of the destruction, loss or theft of the LYON and ownership of the LYON.

     Upon the issuance of any substituted LYON, we may require the registered Holder of the LYON to pay any fees and expenses in connection with the issuance of the LYON.

SUBORDINATION


     Indebtedness evidenced by the LYONs will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all existing and future Senior Indebtedness (as defined herein). Upon any payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization of us, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the Holders of all Senior Indebtedness shall first be entitled to receive payment in full of all amounts due or to become due thereon, or payment of such amounts shall have been provided for, before the Holders of the LYONs shall be entitled to receive any payment or distribution with respect to any LYONs.


     By reason of the subordination described herein, in the event of insolvency, upon any distribution of the our assets, (i) the Holders of the LYONs will be required to pay over their share of such distribution to the trustee in bankruptcy, receiver or other person distributing our assets for application to the payment of Senior Indebtedness remaining unpaid, to the extent necessary to pay all holders of Senior Indebtedness in full, and (ii) our unsecured creditors who are not Holders of LYONs or Holders of our Senior Indebtedness may recover less, ratably, than holders of our Senior Indebtedness and may recover more, ratably, than the Holders of LYONs.

     In addition, no payment of the principal amount at maturity of LYONs (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, as described below, the Restated Principal Amount (as defined below)), Issue Price, accrued Original Issue Discount, Redemption Price, Change in Control Purchase Price or interest, if any, with respect to any LYONs may be made by us, nor may we pay cash with respect to the Purchase Price of any LYON (other than for fractional shares) or acquire any LYON for cash or property (except as set forth in the Indenture) if (i) any payment default on any Senior Indebtedness has occurred and is continuing beyond any applicable grace period or (ii) any default (other than a payment default) with respect to Senior Indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and such default is either the subject of judicial proceedings or we receive a written notice of such default from the holders of such Senior Indebtedness (a "Senior Indebtedness Default Notice"). Notwithstanding the foregoing, payments with respect to the LYONs may resume and we may acquire LYONs for cash when (a) the default with respect to the Senior Indebtedness is cured or waived or (b) in the case of a default described in (ii) above, 179 or more days pass after notice of the default is received by us, provided that the terms of the Indenture otherwise permit the payment or acquisition of the LYONs at that time. If we receive a Senior Indebtedness Default Notice, then a similar notice received within nine months thereafter relating to the same default on the same issue of Senior Indebtedness shall not be effective to prevent the payment or acquisition of the LYONs as provided above. In addition, no payment may be made on the LYONs if any LYONs are declared due and payable prior to their stated maturity by reason of the occurrence of an Event of Default until the earlier of (i) 120 days after the date of such acceleration or (ii) the payment in full of all Senior Indebtedness, but only if such payment is then otherwise permitted under the terms of the Indenture. Notwithstanding the foregoing, upon the expiration of any payment blockage period described above, Holders of the LYONs are required to pay over any amounts collected by such Holders to the holders of Senior Indebtedness to the extent necessary to pay all holders of Senior Indebtedness in full.

     The term "Senior Indebtedness" means our principal, premium (if any) and unpaid interest on all of the following, whether presently existing or occurring in the future:

     - our indebtedness for borrowed money,

     - our obligations evidenced by bonds, debentures, notes or similar instruments,

     - all of our obligations under (a) interest rate swaps, caps, collars, options, and similar arrangements, (b) any foreign exchange contract, currency swap contract, futures contract, currency option contract, or other foreign currency hedge, and (c) credit swaps, caps, floors, collars and similar arrangements,

     - indebtedness incurred, assumed or guaranteed us in connection with the acquisition by us or our subsidiary of any business, properties or assets (except purchase-money indebtedness classified as accounts payable under generally accepted accounting principles),

     - all obligations and liabilities (contingent or otherwise) in respect of our leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet and all obligations and liabilities (contingent or otherwise) under any lease or related document (including a purchase agreement) in connection with the lease or real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property,

     - our reimbursement obligations in respect of letters of credit relating to indebtedness or other obligations of ours that qualify as indebtedness or obligations of the kind referred to in clauses listed above, and


     - obligations of ours under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in the clauses above, in each case unless in the instrument creating or evidencing the indebtedness or obligation or pursuant to which the same is outstanding it is provided (i) that such indebtedness or obligation is not senior in right of payment to the LYONs or (ii) that such indebtedness or obligation is subordinated to other indebtedness or obligation or ours, unless such indebtedness or obligation expressly provides that such indebtedness or obligations be senior in right of payment to the LYONs. At September 30, 1999, we had approximately $2.6 million of Senior Indebtedness outstanding.


     The LYONs are effectively subordinated to all existing and future liabilities of our subsidiary. Our right to participate in any distribution of the assets of our subsidiary upon the liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the Holders of the LYONs to participate in those assets) will be subject to the claims of the creditors (including trade creditors) of such subsidiary, except to the extent that we claim ourselves as a creditor of such subsidiary may be recognized, in which case our claims would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

     There is no restriction under the Indenture of the Company's incurring additional indebtedness, including Senior Indebtedness.

CONVERSION RIGHTS


     A Holder may convert a LYON, in multiples of $1,000, into common stock at any time before the close of business on February 16, 2019. However, a Holder may convert a LYON only until the close of business on the redemption date if we call a LYON for redemption.


     A LYON for which a Holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYON may be converted only if such notice is withdrawn in accordance with the indenture.


     The conversion rate is 6.734 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. We will pay cash equal to the then current market value of a fractional share.



     On conversion of a LYON, a Holder will not receive any cash payment representing accrued Original Issue Discount. Our delivery to the Holder of the fixed number of shares of common stock into which the LYON is convertible, together with any cash payment for fractional shares, will be deemed:


     - to satisfy our obligation to pay the principal amount at maturity of the LYON; and

     - to satisfy our obligation to pay accrued Original Issue Discount attributable to the period from the issue date through the conversion date.

As a result, accrued Original Issue Discount is deemed to be paid in full rather than cancelled, extinguished or forfeited.


     The conversion rate will not be adjusted for such accrued Original Issue Discount. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date.



     For a discussion of the tax treatment of a Holder receiving common stock upon conversion, see "Federal Income Tax Consequences -- Disposition or Conversion."



     On conversion of a LYON, a Holder will not receive any cash payment representing accrued Original Issue Discount. Our delivery to the Holder of the fixed number of shares of common stock into which the LYON is convertible (together with the cash payment, if any, in lieu of fractional shares) will be deemed to satisfy our obligation to pay the principal amount at maturity of the LYON including the accrued Original Issue Discount attributable to the period from the Issue Date through the Conversion Date. Thus, the accrued Original Issue Discount is deemed to be paid in full rather than cancelled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the LYONs for such accrued Original Issue Discount. A certificate for the number of full shares of common stock into which any LYON is converted (and cash instead of fractional shares) will be delivered through the Conversion Agent as soon as practicable following the Conversion Date. For a discussion of the tax treatment of a Holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Considerations -- Disposition or Conversion."



     To convert a LYON into shares of common stock, a Holder must:


     - complete and manually sign the conversion notice on the back of the LYON (or complete and manually sign a facsimile of the conversion notice) and deliver such notice to the Conversion Agent;

     - surrender the LYON to the Conversion Agent;

     - if required, furnish appropriate endorsements and transfer documents; and

     - if required, pay all transfer or similar taxes.

     Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the Conversion Date.

     The Conversion Rate will be adjusted for:


     - dividends or distributions on common stock payable in common stock or other capital stock;



     - subdivisions, combinations or certain reclassifications of common stock,



     - distributions to all holders of common stock of certain rights to purchase common stock for a period expiring within 60 days at less than the quoted price at the time; and


     - distributions to such Holders of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings other than any Extraordinary Cash Dividend).

     However, no adjustment need be made if Holders may participate in the transaction or in certain other cases. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities distributed to stockholders


     - equals or exceeds the Average Quoted Price of the common stock, or


     - such Average Quoted Price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00,


rather than being entitled to an adjustment in the conversion rate, the Holder of a LYON upon conversion will be entitled to receive, in addition to the shares of common stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such Holder would have received if such Holder had converted such LYON immediately prior to the record date for determining the stockholders entitled to receive the distribution.



     If the stockholders rights plan under which any rights are issued provides that each share of common stock issued upon conversion of LYONs at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:


     - the issuance of the rights;

     - the distribution of separate certificates representing the rights;

     - the exercise or redemption of such rights in accordance with any Rights Agreement; or

     - the termination or invalidation of the rights.

     The Indenture permits us to increase the Conversion Rate from time to time.


     If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a LYON into shares of common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of ours or another person which the Holder would have received if the Holder had converted such Holder's LYONs immediately prior to the transaction.



     In the event of a taxable distribution to holders of common stock which results in an adjustment of the Conversion Rate or in the event the Conversion Rate is increased at our discretion, the Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to Federal income tax as a dividend. See "Federal Income Tax Considerations -- Constructive Dividend."



     If we exercise our option to have interest in lieu of Original Issue Discount accrue on a LYON following a Tax Event, the Holder will be entitled on conversion to receive the same number of shares of common stock such Holder would have received if we had not exercised such option.


     If we exercise this option, LYONs surrendered for conversion during the period from the close of business on any Regular Record Date (as defined herein) next preceding any Interest Payment Date (as defined herein) to the opening of business of such Interest Payment Date (except LYONs to be redeemed on a date within such period) must be accompanied by payment of an amount equal to the interest thereon that the registered Holder is to receive.

     Except where LYONs surrendered for conversion must be accompanied by payment as described above, no interest on converted LYONs will be payable by us on any Interest Payment Date subsequent to the date of conversion. See
"-- Optional Conversion to Semiannual Coupon Note upon Tax Event."

REDEMPTION OF LYONS AT THE OPTION OF IDEC PHARMACEUTICALS

     No sinking fund is provided for the LYONs. Prior to February 16, 2004, the LYONs will not be redeemable at our option. Beginning on February 16, 2004, we may redeem the LYONs for cash as a whole at any time, or from time to time in part. We will give not less than 30 days' nor more than 60 days' notice of redemption by mail to Holders of LYONs.

     The table below shows Redemption Prices of a LYON on February 16, 2004, at each February 16, thereafter prior to maturity and at maturity on February 16, 2019, which prices reflect the accrued Original Issue Discount calculated to each such date. The Redemption Price of a LYON redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table.

                                                       (2)
                                                     ACCRUED
                                           (1)      ORIGINAL        (3)
                                          LYON        ISSUE      REDEMPTION
                                          ISSUE     DISCOUNT       PRICE
            REDEMPTION DATE               PRICE      AT 5 %       (1)+(2)
            ---------------              -------    ---------    ----------
February 16, 2004......................  $337.85     $105.29     $  443.14
February 16, 2005......................   337.85      130.00        467.85
February 16, 2006......................   337.85      156.09        493.94
February 16, 2007......................   337.85      183.63        521.48
February 16, 2008......................   337.85      212.70        550.55
February 16, 2009......................   337.85      243.40        581.25
February 16, 2010......................   337.85      275.81        613.66
February 16, 2011......................   337.85      310.02        647.87
February 16, 2012......................   337.85      346.15        684.00
February 16, 2013......................   337.85      384.28        722.13
February 16, 2014......................   337.85      424.55        762.40
February 16, 2015......................   337.85      467.06        804.91
February 16, 2016......................   337.85      511.93        849.78
February 16, 2017......................   337.85      559.32        897.17
February 16, 2018......................   337.85      609.34        947.19
At stated maturity.....................   337.85      662.15      1,000.00

     If converted to semiannual coupon notes following the occurrence of a Tax Event, the LYONs will be redeemable at the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion through the Redemption Date. However, in no event may the LYONs be redeemed prior to February 16, 2004. See "-- Optional Conversion to Semiannual Coupon Note upon Tax Event."

     If less than all of the outstanding LYONs are to be redeemed, the Trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the Trustee considers fair and appropriate. If a portion of a Holder's LYON is selected for partial redemption and such Holder converts a portion of such LYON, such converted portion shall be deemed (so far as may be) to be the portion selected for redemption.

PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

     On February 16, 2004, February 16, 2009 and February 16, 2014 (each, a "Purchase Date"), we will purchase, at the option of the Holder, any outstanding LYON for which a written notice (a "Purchase Notice") has been delivered by the Holder to the Paying Agent at any time from the opening of business on the date that is 20 business days prior to such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions.

     The table below shows the Purchase Prices of a LYON as of the specified Purchase Dates (equal to the Issue Price plus accrued Original Issue Discount through the respective Purchase Date):

                      PURCHASE DATE                        PURCHASE PRICE
                      -------------                        --------------
February 16, 2004........................................     $443.14
February 16, 2009........................................     $581.25
February 16, 2014........................................     $762.40


     We may, at our option, elect to pay the Purchase Price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a Holder receiving cash, shares of common stock or any combination thereof, see "Federal Income Tax Considerations -- Disposition or Conversion."


     If prior to a Purchase Date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the Purchase Price will be equal to the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion through the Purchase Date. See "-- Optional Conversion to Semiannual Coupon Note upon Tax Event."

     We are required to give notice (the "Company Notice") on a date not less than 20 business days prior to the Purchase Date to all Holders at their addresses shown in the register of the Registrar (and to beneficial owners as required by applicable law) stating, among other things:


     - whether we will pay the Purchase Price of LYONs in cash or shares of common stock or any combination thereof (specifying the percentages of each);



     - if we elect to pay in shares of common stock, in whole or in part, the method of calculating the Market Price (as defined below) of the common stock; and


     - the procedures that Holders must follow to require us to purchase LYONs from such Holders.

     The Purchase Notice given by each Holder electing to require us to purchase LYONs shall state:

     - the certificate numbers of the LYONs to be delivered by such Holder for purchase by the Company;

     - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000;

     - that such LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and


     - in the event we elect, pursuant to the Company Notice, to pay the Purchase Price with respect to the applicable Purchase Date in shares of common stock, in whole or in part, but such Purchase Price is ultimately to be paid to such Holder entirely in cash because any of the conditions to payment of the Purchase Price (or portion thereof) in shares of common stock is not satisfied prior to the close of business on such Purchase Date, as described below, whether such Holder elects (1) to withdraw such Purchase Notice as to some or all of the LYONs to which it relates (stating the principal amount at maturity and certificate numbers of the LYONs as to which such withdrawal shall relate), or (2) to receive cash in respect of the entire Purchase Price for all LYONs (or portions of LYONs) subject to such Purchase Notice.


     If the Holder fails to indicate, in the Purchase Notice and in any written notice of withdrawal, such Holder's choice with respect to the election described in the final bullet point above, such Holder shall be deemed to have elected to receive cash in respect of the entire Purchase Price for all LYONs, subject to such Purchase Notice in such circumstances. For a discussion of the tax treatment of a Holder receiving cash instead of shares of common stock, see "Federal Income Tax Considerations -- Disposition or Conversion."


     Any Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close or business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the LYONs as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the Purchase Notice.


     If we elect to pay the Purchase Price in whole or in part, in shares of common stock, the number of shares of common stock to be delivered in respect of the portion of the Purchase Price to be paid in shares of common stock shall be equal to such portion of the Purchase Price divided by the Market Price of a share of common stock. No fractional shares of common stock will be delivered upon any purchase by us of LYONs in payment, in whole or in part, of the Purchase Price. Instead, we will pay cash based on the Market Price for all fractional shares of common stock. See "Federal Income Tax
Considerations -- Disposition or Conversion."



     The "Market Price" means the average of the Sale Prices of the common stock for the five trading day period ending on (if the third Business Day prior to the Purchase Date is a trading day, or if not, then on the last trading day prior to) the third Business Day prior to such Purchase Date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on the Purchase Date, of certain events that would result in an adjustment of the Conversion Rate with respect to the common stock.



     The "Sale Price" of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by The Nasdaq Stock Market.



     Because the Market Price of the common stock is determined prior to such Purchase Date, Holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such Market Price is determined to such Purchase Date. We may pay the Purchase Price (or any portion of the Purchase Price) in common stock only if the information necessary to calculate the Market Price is published in a daily newspaper of national circulation.



     Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will publish such information in The Wall Street Journal or another daily newspaper of national circulation.

     Our right to purchase LYONs, in whole or in part, with shares of common stock is subject to our satisfying various conditions, including:



     - the registration of such shares of common stock under the Securities Act and the Exchange Act, if required; and


     - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a Holder or Holders prior to the close of business on the Purchase Date, we will pay the Purchase Price of the LYONs of such Holder or Holders entirely in cash. See "Federal Income Tax Considerations -- Disposition or Conversion." We may not change the form of consideration (or components or percentages of components thereof) to be paid once we have given the Company Notice to Holders of LYONs except as described in the first sentence of this paragraph.

     We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by us to purchase LYONs at the option of Holders.

     Payment of the Purchase Price for a LYON for which a Purchase Notice has been delivered and not validly withdrawn is conditioned upon delivery of such LYON (together with necessary endorsements) to the Paying Agent at any time (whether prior to, on or after the Purchase Date) after delivery of such Purchase Notice. Payment of the Purchase Price for such LYON will be made promptly following the later of the Purchase Date or the time of delivery of such LYON. If the Paying Agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Purchase Price of such LYON on the Business Day following the Purchase Date, then, immediately after the Purchase Date, such LYON will cease to be outstanding and Original Issue Discount on such LYON will cease to accrue, whether or not such LYON is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Purchase Price upon delivery of the LYON).

     Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements. No LYONs may be purchased for cash at the option of Holders if there has occurred (prior to, on, or after the giving, by the Holders of such LYONs, of the required Purchase Notice) and is continuing an Event of Default with respect to the LYONs described under "-- Events of Default; Notice and Waiver" (other than a default in the payment of the Purchase Price with respect to such LYONs).

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS AT THE OPTION OF THE HOLDER

     In the event of any Change in Control (as defined below) of the Company occurring on or prior to February 16, 2004, each Holder of LYONs will have the right, at the Holder's option, subject to the terms and conditions of the Indenture, to require us to purchase all or any portion (provided that the principal amount at maturity must be $1,000 or an integral multiple thereof) of the Holder's LYONs as of the date that is 35 Business Days after the occurrence of such Change in Control (a "Change in Control Purchase Date") at a cash price equal to the Issue Price plus accrued Original Issue Discount to the Change in Control Purchase Date (the "Change in Control Purchase Price"). Holders will not have any right to require us to purchase LYONs in the event of any Change in Control occurring after February 16, 2004.

     If prior to a Change in Control Purchase Date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, we will be required to purchase the LYONs at a cash price equal to the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion through the Change in Control Purchase Date.

     Within 15 Business Days after the occurrence of a Change in Control, we are obligated to mail to the Trustee and to all Holders of LYONs at their addresses shown in the register of the Registrar (and to beneficial owners as required by applicable law) a notice regarding the Change in Control, which notice shall state, among other things:

     - the events causing a Change in Control and the date of such Change in Control;

     - the last date on which the purchase right may be exercised;

     - the Change in Control Purchase Price;

     - the Change in Control Purchase Date;

     - the name and address of the Paying Agent and the Conversion Agent;

     - the Conversion Rate and any adjustments to the Conversion Rate;

     - that LYONs with respect to which a Change in Control Purchase Notice (as defined below) is given by the Holder may be converted into shares of Common Stock only if the Change in Control Purchase Notice has been withdrawn in accordance with the terms of the Indenture; and

     - the procedures that Holders must follow to exercise these rights.

     To exercise this right, the Holder must deliver a written notice (a "Change in Control Purchase Notice") to the Paying Agent (initially the Trustee) prior to the close of business on the Change in Control Purchase Date. The Change in Control Purchase Notice shall state:

     - the certificate numbers of the LYONs to be delivered by the Holder for purchase by us;

     - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple thereof; and

     - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

     Any Change in Control Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the LYONs subject to the withdrawal notice and the principal amount at maturity, if any, which remains subject to a Change in Control Purchase Notice.

     Payment of the Change in Control Purchase Price for a LYON for which a Change in Control Purchase Notice has been delivered and not validly withdrawn is conditioned upon delivery of such LYON (together with necessary endorsements) to the Paying Agent at any time (whether prior to, on or after the Change in Control Purchase Date) after the delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such LYON will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such LYON. If the Paying Agent holds, in accordance with the terms of the Indenture, money sufficient to pay the Change in Control Purchase Price of such LYON on the Business Day following the Change in Control Purchase Date, then, immediately after such Change in Control Purchase Date, Original Issue Discount on such LYON will cease to accrue, whether or not such LYON is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of the LYON).

     Under the Indenture, a "Change in Control" of the Company is deemed to have occurred at such time as:


     - any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), other than the Company, our subsidiary or their employee benefit plans, files a Schedule 13D or 14D-1 (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of our common stock or other capital stock into which the common stock is reclassified or changed, with certain exceptions; or



     - there shall be consummated any consolidation or merger of the Company pursuant to which the common stock would be converted into cash, securities or other property, in each case other than a consolidation or merger of the Company in which the holders of the common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the consolidation or merger.


     The Indenture does not permit our Board of Directors to waive our obligation to purchase LYONs at the option of Holders in the event of a Change in Control.


     We will comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable and will file Schedule 13E-4 or any other required schedule under the Exchange Act in connection with any offer by us to purchase LYONs at the option of Holders upon a Change in Control. The Change in Control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of the Company. The Change in Control Purchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch & Co., Inc. ("Merrill Lynch"), and the terms of such feature result from negotiations between us and Merrill Lynch.


     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a Change in Control with respect to the Change in Control purchase feature of the LYONs, but that would increase the amount of indebtedness outstanding at such time. No LYONs may be purchased at the option of Holders upon a Change in Control if there has occurred (prior to, on or after the giving, by the Holders of such LYONs, of the required Change in Control Purchase Notice) and is continuing an Event of Default with respect to the LYONs (other than a default in the payment of the Change in Control Purchase Price with respect to such LYONs).

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTE UPON TAX EVENT

     From and after the date (the "Tax Event Date") of the occurrence of a Tax Event (as defined below), we shall have the option to elect to have interest in lieu of future Original Issue Discount accrue at 5 1/2% per year on a principal amount per LYON (the "Restated Principal Amount") equal to the Issue Price plus Original Issue Discount accrued to the Tax Event Date or the date on which we exercise the option described herein, whichever is later (such date hereinafter referred to as the "Option Exercise Date"). Such interest shall accrue from the Option Exercise Date and shall be payable semiannually on February 16 and August 16 of each year (each an "Interest Payment Date") to Holders of record at the close of business on February 1 or August 1 (each a "Regular Record Date") immediately preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Option Exercise Date.


     A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (b) any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority, in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this Prospectus, there is more than an insubstantial risk that interest (including Original Issue Discount) payable on the LYONs either (i) would not be deductible on a current accrual basis or (ii) would not be deductible under any other method, in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.


     President Clinton's fiscal year 1998 budget proposed a series of tax law changes that would have, if enacted and made applicable to the LYONs, prevented us from deducting interest (including Original Issue Discount) payable on the LYONs on a current accrual basis for United States federal income tax purposes and could have caused some or all of the interest (including Original Issue Discount) payable on the LYONs to fail to be deductible by the Company under any other method for United States federal income tax purposes. This proposal was not adopted by Congress and was not part of the Taxpayer Relief Act of 1997. A similar proposal was included in President Clinton's fiscal year 1999 budget proposal introduced in February 1998 but was not adopted by Congress and was not part of the Internal Revenue Services Restructuring and Reform Bill of 1998 or the Tax and Trade Relief Extension Act of 1998. If a similar proposal were ever enacted and made applicable to the LYONs in a manner that would limit the ability of the Company to either (i) deduct the interest (including Original Issue Discount) payable on the LYONs on a current accrual basis or (ii) deduct the interest (including Original Issue Discount) payable on the LYONs under any other method for United States federal income tax purposes, such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above. The modification of the terms of LYONs by us upon a Tax Event as described above could possibly alter the timing of income recognition by Holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the Option Exercise Date. See "Federal Income Tax Consequences."

MERGER AND SALES OF ASSETS BY THE COMPANY


     The Indenture provides that we may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless among other items, (i) the resulting, surviving or transferee person (if other than us) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person assumes all our obligations under the LYONs and the Indenture, and (ii) the Company or such successor person shall not immediately thereafter be in default under the Indenture. Upon the assumption of our obligations by such a person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the LYONs and the Indenture. Although such transactions are permitted under the Indenture, certain of the foregoing transactions occurring on or prior to February 16, 2004 could constitute a Change in Control of the Company permitting each Holder to require us to purchase the LYONs of such Holder as described above.


EVENTS OF DEFAULT; NOTICE AND WAIVER

     The Indenture provides that, if an Event of Default specified therein shall have happened and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the Issue Price of the LYONs plus the Original Issue Discount on the LYONs accrued (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount, plus accrued and unpaid interest) through the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the Issue Price of the LYONs plus the Original Issue Discount accrued thereon (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount, plus accrued and unpaid interest) through the occurrence of such event shall automatically become and be immediately due and payable. Under certain circumstances, the Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs may rescind any such acceleration with respect to the LYONs and its consequences. Interest shall, to the extent permitted by law, accrue and be payable on demand upon a default in the payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount), Issue Price, accrued Original Issue Discount (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, accrued and unpaid interest), Redemption Price, Purchase Price or Change in Control Purchase Price with respect to any LYON and such interest shall be compounded semi-annually. The accrual of such interest on overdue amounts shall be in lieu of, and not in addition to, the continued accrual of Original Issue Discount.


     Under the Indenture, an Event of Default includes any of the following: (i) default in payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount), Issue Price, accrued Original Issue Discount (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, accrued and unpaid interest, provided such default in payment of interest continues for 30 days), Redemption Price, Purchase Price or Change in Control Purchase Price with respect to any LYON when such becomes due and payable; (ii) failure by us to deliver shares of common stock or cash in lieu thereof (together with cash in lieu of fractional shares) when such common stock or cash (or cash in lieu of fractional shares) is required to be delivered following conversion of a LYON and continuance of such default for 10 days; (iii) failure by us to comply with any of its other agreements in the LYONs or the Indenture upon receipt by us of notice of such default by the Trustee or by Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after receipt by us of such notice; (iv) default (after expiration of any applicable grace periods) under any bond, debenture, note or other evidence of indebtedness for money borrowed by us having an aggregate outstanding principal amount of in excess of the greater of (a) $10 million or (b) 5% of Consolidated Net Assets (as defined herein), which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged or such acceleration having been rescinded or annulled within 15 days after receipt of notice thereof by us from the Trustee or us and the Trustee from the Holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding (unless such default has been cured or waived); or (v) certain events of bankruptcy or insolvency. For purposes of clause (iv) above, "Consolidated Net Assets" means the total amount of our assets and of our subsidiary (less applicable depreciation, amortization and other valuation reserves), after deducting therefrom all our current liabilities and those of our subsidiary (other than intercompany liabilities and the current portion of long-term debt, capitalized lease obligations and other indebtedness), all as set forth on our latest consolidated balance sheet at the end of each calendar quarter prepared in accordance with generally accepted accounting principles.


     The Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such Holders, the Trustee shall be entitled to receive from such Holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. No Holder of any LYON will have any right to pursue any remedy with respect to the Indenture or the LYONs, unless (i) such Holder shall have previously given the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount at maturity of the outstanding LYONs shall have made a written request to the Trustee to pursue such remedy; (iii) such Holder or Holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the Holders of a majority in aggregate principal amount at maturity of the outstanding LYONs have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within 60 days after receipt of such notice, request and offer of indemnity.

     Notwithstanding the foregoing, the right of any Holder (x) to receive payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the Restated Principal Amount), Issue Price, accrued Original Issue Discount (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, accrued and unpaid interest), Redemption Price, Purchase Price or Change in Control Purchase Price with respect to any LYON and any interest in respect of a default in the payment of any such amounts on such LYON, on or after the due date expressed in such LYON, (y) to convert LYONs or (z) to institute suit for the enforcement of any such payments or conversion shall not be impaired or adversely affected without such Holder's consent. The Holders of at least a majority in aggregate principal amount at maturity of the outstanding LYONs may waive an existing default and its consequences, other than (i) any default in any payment on the LYONs, (ii) any default which constitutes a failure to convert any LYON in accordance with its terms or (iii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the Holder of each LYON as described in "Modification" below.

     We will be required to furnish to the Trustee annually a statement as to any default by us in the performance and observance of its obligations under the Indenture. The Trustee will be required to give notice to Holders of the LYONs of any continuing default known to the Trustee within 90 days after the occurrence thereof, unless such default shall have been cured or waived before the giving of such notice; provided that the Trustee may withhold such notice, as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the Holders.

MODIFICATION


     Without the consent of any Holder of LYONs, the Company and the Trustee may amend the Indenture to (i) cure any ambiguity, defect or inconsistency, (ii) provide for the assumption by a successor corporation of our obligations under the Indenture, (iii) provide for uncertificated LYONs in addition to certificated LYONs (so long as any uncertificated LYONs are in registered form for purposes of the Internal Revenue Code), (iv) make any change that does not adversely affect the rights of any Holder of LYONs, (v) make any change to comply with the Trust Indenture Act of 1939, or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939 or (vi) add to the covenants or our obligations under the Indenture or surrender any right, power or option conferred by the Indenture on us.



     Modification and amendment of the Indenture or the LYONs may be effected by us and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, without the consent of each Holder affected thereby, no amendment may, among other things: (i) reduce the principal amount at maturity, Restated Principal Amount, Issue Price, Purchase Price, Change in Control Purchase Price or Redemption Price with respect to any LYON, or extend the stated maturity of any LYON or alter the manner or rate of accrual of Original Issue Discount or interest, or make any LYON payable in money or securities other than that stated in the LYON; (ii) make any reduction in the principal amount at maturity of LYONs whose Holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to such amendments or waivers; (iii) make any change that adversely affects the right to convert any LYON or the right to require us to purchase a LYON; (iv) impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; or (v) modify the provisions of the Indenture relating to the subordination of the LYONs in a manner adverse to the Holders of the LYONs. No change that adversely affects the rights of any holder of our Senior Indebtedness under the subordination provisions of the Indenture may be made unless requisite consents to such change are obtained from holders of Senior Indebtedness pursuant to the terms of the related Senior Indebtedness instrument.

DISCHARGE OF THE INDENTURE


     We may satisfy and discharge our obligations under the Indenture by delivering to the Trustee for cancellation all outstanding LYONs or by depositing with the Trustee, the Paying Agent or the Conversion Agent, if applicable after the LYONs have become due and payable, whether at stated maturity, or any Redemption Date, or any Purchase Date, or a Change of Control Purchase Date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the Indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the Indenture by us.


LIMITATIONS OF CLAIMS IN BANKRUPTCY

     If a bankruptcy proceeding is commenced in respect to us, the claim of the Holder of a LYON is, under Title 11 of the United States Code, limited to the Issue Price of the LYON plus that portion of the Original Issue Discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the Holders of the LYONs will be subordinated in right of payment to Senior Indebtedness and effectively subordinated to the indebtedness and other obligations of our subsidiary. See "-- Subordination."

INFORMATION CONCERNING THE TRUSTEE

     Chase Manhattan Bank and Trust Company, N.A. is the Trustee, Registrar, Paying Agent and Conversion Agent under the Indenture. We may maintain deposit accounts and conduct other banking transactions with the Trustee in the normal course of business.

ABSENCE OF PUBLIC MARKET


     Upon their original issuance, the LYONs became eligible for trading on the PORTAL Market. The LYONs sold pursuant to this prospectus, however, will no longer be eligible for trading on the PORTAL Market. There can be no assurance that an active trading market for the LYONs will develop or as to the liquidity or sustainability of any such market, the ability of the Holders to sell their LYONs or at what price Holders of the LYONs will be able to sell their LYONs. Future trading prices of the LYONs will depend upon many factors including, among other things, prevailing interest rates, our operating results, the price of the common stock and the market for similar securities. We do not intend to apply for listing of the LYONs on any securities exchange or quotation system.

                          DESCRIPTION OF CAPITAL STOCK


     The following statements with respect to our capital stock are subject to the detailed provisions of our amended and restated certificate of incorporation, as amended (the "Certificate of Incorporation"), and bylaws, as amended (the "Bylaws"). These statements are not complete, do not give a full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Certificate of Incorporation and the Bylaws.


GENERAL


     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share and 8,000,000 shares of preferred stock, par value $.001 per share.


COMMON STOCK


     As of September 30, 1999, there were 20,998,819 shares of common stock outstanding. The stock is held by 327 stockholders of record. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preemptive rights. The common stock has no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock fully paid and non-assessable.


PREFERRED STOCK


     As of September 30, 1999, there were 217,514 shares of our preferred stock outstanding. Pursuant to our Certificate of Incorporation, the Board of Directors is authorized to issue up to an aggregate of 8,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders. The issuance of preferred stock in certain circumstances may have the effect of delaying, deferring, or preventing a change in control of the Company without further actions of the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.



     We issued 100,000 shares of our Series A-1 Nonvoting Convertible Preferred Stock ("Series A-1 Preferred Stock") in April 1995, 37,521 shares of our Series A-2 Nonvoting Convertible Preferred Stock ("Series A-2 Preferred Stock") in August 1995 and 22,993 shares of our Series A-3 Nonvoting Convertible Preferred Stock ("Series A-3 Preferred Stock") in March 1996, to Genentech pursuant to the terms of a preferred stock purchase agreement. Each share of Series A-1, A-2 and A-3 Preferred Stock is convertible at any time into 10 shares of common stock. In December 1997, January 1998 and August 1999, Genentech converted 15,500 shares, 17,500 shares and 10,000 shares of Series A-1 Preferred Stock, respectively, into 155,000 shares, 175,000 shares and 100,000 shares, respectively, of our common stock.

     In May 1996, we issued 100,000 shares of our Series A-6 Nonvoting Convertible Preferred Stock ("Series A-6 Preferred Stock") to Genentech pursuant to the terms of a preferred stock purchase agreement. Each share of Series A-6 Preferred Stock is convertible into approximately 2.16 shares of common stock.


STOCK OPTIONS


     As of September 30, 1999, options to purchase 4,127,527 shares and 196,250 shares of our common stock were outstanding under our 1988 Employee Stock Option Plan and our 1993 Non-Employee Directors Stock Option Plan, respectively, of which 2,573,783 option shares were exercisable in total on that date.


STOCKHOLDERS RIGHTS AGREEMENT


     In July 1997, our Board of Directors declared a dividend of one preferred stock purchase right ("Right") for each outstanding share of our common stock. Each Right represents the right to purchase one one-thousandth of a share of Series X Junior Participating Preferred Stock at an exercise price of $200, subject to adjustment, and will be exercisable only if a person or group acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock. If a person acquires 15% or more of our common stock all Rightsholders, except the acquiring person, will be entitled to buy shares of the our common stock at a discount. Each Series X Junior Participating Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. The Board of Directors may terminate the Rights Plan at any time or redeem the Rights at $.001 per Right, prior to the time a person acquires more than 15% of our common stock. The Rights will expire in July 2007.


LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Our Bylaws provide that we shall indemnify our directors and may indemnify our officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions in such capacity, regardless of whether the Bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our Bylaws and Certificate of Incorporation. These agreements, among other things, indemnify our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company, our subsidiary or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. By virtue of our decision not to elect out of the statute's provisions, the statute applies to us. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.


     Stockholders who are officers and directors or their affiliates may be able to significantly influence the election of our directors and the determination of the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of common stock. Certain provisions of our Certificate of Incorporation, Bylaws and equity compensation plans and Delaware law may also discourage certain transactions involving a change in control of the Company. This may, when combined with our classified Board of Directors and the ability of the Board of Directors to issue blank check preferred stock without further stockholder approval, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of common stock.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, LLC. Their telephone number is (213) 553-9700.


             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     This is a summary of certain United States federal income tax considerations relevant to Holders of LYONs. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the Internal Revenue Service will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of acquiring or holding LYONs.

     This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to a Holder (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, such as foreign corporations and individuals who are not citizens or residents of the United States, some of which may be subject to special rules.


     This summary also does not discuss the tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this summary is limited to original purchasers of LYONs who acquired LYONs at their original issue price within the meaning of Section 1273 of the Code and who will hold the LYONs and common stock into which the LYONs may be converted as "capital assets" within the meaning of Section 1221 of the Code.


     PERSONS CONSIDERING THE PURCHASE, OWNERSHIP, CONVERSION OR OTHER DISPOSITION OF LYONS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND THE CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

ORIGINAL ISSUE DISCOUNT

     The LYONs were issued with a substantial amount of "Original Issue Discount" for United States federal income tax purposes. The initial amount of Original Issue Discount with respect to each LYON was an amount equal to the excess of the principal amount of such LYON over its issue price (the initial price at which a substantial number of LYONs were sold for money). The Original Issue Discount will be deemed to accrue at a constant yield to maturity. Each Holder will be required to include the Original Issue Discount in gross income as it accrues regardless of the Holder's regular method of accounting without regard to when any cash or other payment is received.

     We are required to furnish annually to the Internal Revenue Service and to certain noncorporate Holders information regarding the amount of the Original Issue Discount attributable to that year. For this purpose, we will calculate the amount of Original Issue Discount in accordance with the Code and applicable to the Treasury Regulations.

DISPOSITION OR CONVERSION

     Except as described below, gain or loss upon a sale or other disposition of a LYON generally will be capital gain or loss (which will be long term if the LYON is held for more than one year). In the case of certain noncorporate taxpayers (including individuals), long-term capital gains with respect to property held for more than one year are taxed at a maximum 20% federal tax rate. Net capital gains of corporations are not entitled to any preferential federal tax rate.


     A Holder's conversion of a LYON into common stock is generally not a taxable event (except with respect to cash received in lieu of a fractional share). The Holder's obligation to include Original Issue Discount in gross income as it accrues with respect to a LYON will terminate prospectively on the date of conversion. The Holder's basis in the common stock received on conversion of a LYON will be the same as the Holder's basis in the LYON at the time of conversion (exclusive of any tax basis allocable to a fractional share). The holding period for the common stock received on conversion will include the holding period of the converted LYON (assuming each is held as a capital asset), except that the Holder's holding period for common stock attributable to Original Issue Discount accrued through the date the LYON is converted into common stock may commence on the day following the date of conversion.



     If a Holder elects to exercise its option to tender a LYON to us on the Purchase Date and we issue common stock in satisfaction of all or part of the Purchase Price, the exchange of the LYON for common stock should qualify as a reorganization or an otherwise nontaxable transaction for United States federal income tax purposes.



     If the Purchase Price is paid solely in common stock, neither gain nor loss would generally be recognized by the Holder, except as described below with respect to a fractional share.



     If the Purchase Price is paid in a combination of shares of common stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the Holder would be recognized up to the amount of cash received.



     A Holder's tax basis in the common stock received in the exchange will be the same as the Holder's tax basis in the LYON tendered to us in exchange for the common stock (exclusive of any tax basis allocable to a fractional share interest as described below). However, this tax basis will be decreased by the amount of cash (other than cash received in lieu of a fractional share), if any, received in exchange and increased by the amount of any gain recognized by the Holder on the exchange (other than gain with respect to a fractional share).



     The holding period for common stock received in the exchange will include the holding period for the LYON tendered to us in exchange for the common stock (assuming each is held as a capital asset). However, the holding period for common stock attributable to Original Issue Discount accrued through the Purchase Date may commence on the day following the Purchase Date.



     Cash received in lieu of a fractional share of common stock upon conversion of a LYON or upon a put of a LYON to us on the Purchase Date should be treated as a payment in exchange for the fractional share. Accordingly, if the common stock is a capital asset in the hands of the Holder, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the Holder's basis in the fractional share.


     If a Holder elects to exercise its option to tender a LYON to us on the Purchase Date or a Change in Control Purchase Date and we deliver cash in satisfaction of the purchase price, the Holder would recognize gain or loss, measured by the difference between the amount of cash transferred by us to the Holder and Holder's basis in the tendered LYON. Gain or loss recognized by the Holder generally would be capital gain or loss.

     If a Holder sells a LYON in the market, it will be a taxable sale with the same results to the Holder as a tender to us with a payment in cash.


     Gain or loss upon a sale or other disposition of the common stock received upon conversion of a LYON or in satisfaction of the Purchase Price of a LYON put to us generally will be capital gain or loss if the common stock is held as a capital asset (which gain or loss will be long-term if the holding period for such common stock is more than one year).

CONSTRUCTIVE DIVIDEND

     If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be taxable as a dividend to the extent of current and accumulated earnings and profits of the Company to Holders of the LYONs.

BACKUP WITHHOLDING AND INFORMATION REPORTING


     Information reporting will apply to payments of interest or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain noncorporate Holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules will be allowable as a credit against the Holder's United States federal income tax, provided that the required information is provided to the Internal Revenue Service.


TAX EVENT

     The modifications of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs -- Optional Conversion to Semiannual Coupon Note upon Tax Event," could possible alter the timing of income recognition by the Holders with respect to the semiannual payments of interest due after the Option Exercise Date.

TAX OPINION

     We have received an opinion from our counsel, Brobeck, Phleger & Harrison LLP, that subject to the qualifications and assumptions contained therein, the LYONs will be treated as indebtedness for United States federal income tax purposes.

                            SELLING SECURITYHOLDERS


     The LYONs were originally issued by us and sold by the Initial Purchaser in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by such Initial Purchaser to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act) or in transactions complying with the provisions of Regulation S under the Securities Act. The Selling Securityholders (which term includes their transferees, pledges, donees or successors) may from time to time offer and sell pursuant to this prospectus any and all of the LYONs and common stock.



     Set forth below are the names of each Selling Securityholder, the principal amount of LYONs that may be offered by such Selling Securityholder pursuant to this prospectus and the number of common stock into which such LYONs are convertible. Unless set forth below, none of the Selling Securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.



     The following table sets forth certain information received by us on or prior to October 29, 1999. However, any or all of the LYONs or common stock listed below may be offered for sale pursuant to this prospectus by the Selling Securityholders from time to time. Accordingly, no estimate can be given as to the amounts of LYONs or common stock that will be held by the Selling Securityholders upon consummation of any such sales. In addition, the Selling Securityholders identified below may have sold, transferred, or otherwise disposed of all or a portion of their LYONs since the date on which the information regarding their LYONs was provided, in transactions exempt from the registration requirements of the Securities Act.



                                                                 NUMBER OF
                          AGGREGATE PRINCIPAL                    SHARES OF        PERCENTAGE
                            AMOUNT OF LYONS      PERCENTAGE        COMMON         OF COMMON
                            AT MATURITY THAT      OF LYONS       STOCK THAT         STOCK
          NAME                MAY BE SOLD        OUTSTANDING   MAY BE SOLD(1)   OUTSTANDING(2)
          ----            --------------------   -----------   --------------   --------------
Bear, Stearns & Co. ....      $  2,950,000              *           19,865             *
Conseco Fund Group --
Convertible Funds.......         2,000,000              *           13,468             *
Conseco Health
  Insurance --
  Convertible...........         2,500,000              *           16,835             *
Conseco Senior Health
  Insurance --
  Convertible...........         2,500,000              *           16,835             *
CPR (USA) Inc. .........           350,000              *            2,356             *
Deutsche Bank Securities
  Inc. .................       134,875,000           39.1%         908,248           4.1%
Goldman, Sachs and
  Company...............           160,000              *            1,077             *
Highbridge Capital
  Corporation...........        38,600,000           11.2%         259,932           1.2%
Lehman Brothers,
  Inc. .................         4,610,000            1.3%          31,043             *
Liberty View Funds
  L.P. .................         1,650,000              *           11,111             *
Medici Partners,
  L.P. .................         2,000,000              *           13,468             *
Merrill Lynch Pierce,
  Fenner & Smith,
  Inc. .................         3,440,000              *           23,164             *
Michaelangelo, L.P. ....         6,000,000            1.7%          40,404             *
R2 Investments..........         6,500,000            1.9%          43,771             *

                                                                 NUMBER OF
                          AGGREGATE PRINCIPAL                    SHARES OF        PERCENTAGE
                            AMOUNT OF LYONS      PERCENTAGE        COMMON         OF COMMON
                            AT MATURITY THAT      OF LYONS       STOCK THAT         STOCK
          NAME                MAY BE SOLD        OUTSTANDING   MAY BE SOLD(1)   OUTSTANDING(2)
          ----            --------------------   -----------   --------------   --------------
RCG Baldwin, L.P. ......         5,000,000            1.4%          33,670             *
RCG, Multi-Strategy
  Account, L.P. ........         7,000,000            2.0%          47,138             *
Ramius, L.P. ...........        10,000,000            2.9%          67,340             *
Salomon Brothers Asset
  Management, Inc. .....         2,500,000              *           16,835             *
Salomon Smith Barney
  Inc. .................           900,000              *            6,060             *
SG Cowen Securities
  Corp. ................        12,700,000            3.7%          85,521             *
SoundShore Holdings
  Ltd. .................        17,700,000            5.1%         119,191             *
SoundShore Opportunity
  Holding Fund Ltd. ....         4,250,000            1.2%          28,619             *
Triarc Companies,
  Inc. .................         2,000,000              *           13,468             *
Warburg Dillon Read
  LLC...................        37,310,000           10.8%         251,245           1.2%
White River Securities
  LLC...................         2,950,000              *           19,865             *
All other Holders of
  LYONs or future
  transferee, pledgee,
  donee or successor of
  any such
  Holders(3)(4).........        34,555,000           10.0%         232,693           1.1%
                              ------------         ------        ---------           ---
     Total..............      $345,000,000         100.00%       2,323,222(5)        9.9%
                              ============         ======        =========           ===


-------------------------
 *  Less than 1%.


(1) Assumes conversion of all of the Holder's LYONs at a conversion rate of
    6.734 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of the LYONs -- Conversion Right." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.



(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 21,150,800 shares of common stock outstanding as of October 29, 1999. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular Holder's LYONs. However, we did not assume the conversion of any other Holder's LYONs.


(3) Information about other Selling Securityholders will be set forth in prospectus supplements, if required.


(4) Assumes that any other Holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such other Holders of LYONs do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.


(5) Total differs from the amount to be registered due to the rounding down of fractional shares.

     The preceding table has been prepared based upon information furnished to us by the Selling Securityholders in the table. From time to time, additional information concerning ownership of the LYONs and common stock may rest with certain Holders thereof not named in the preceding table, with whom the Company believes it has no affiliation.


     The Selling Securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date on which the information is presented in the above table. Information about the Selling Securityholders may change from over time. Any changed information will be set forth in prospectus supplements.


     Because the Selling Securityholders may offer all or some of their LYONs or the underlying common stock from time to time, we can not estimate the amount of the LYONs or the underlying common stock that will be held by the Selling Securityholders upon the termination of any particular offering. See "Plan of Distribution."


                              PLAN OF DISTRIBUTION


     The LYONs and the common stock are being registered to permit public secondary trading of such securities by the Holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the LYONs and the common stock covered by this prospectus.



     We will not receive any of the proceeds from the offering of LYONs or the common stock by the Selling Securityholders. We have been advised by the Selling Securityholders that the Selling Securityholders may sell all or a portion of the LYONs and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the LYONs or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the LYONs or common stock for whom they may act as agent. The aggregate proceeds to the Selling Securityholders from the sale of the LYONs or common stock offered by them hereby will be the purchase price of such LYONs or common stock less discounts and commissions, if any.



     The LYONs and the common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Holders of such securities or by agreement between such Holders and underwriters or dealers who may receive fees or commissions in connection therewith.


     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.


     In connection with sales of the LYONs and the underlying common stock or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the underlying common stock in the course of hedging their positions. The Selling Securityholders may also sell the LYONs and underlying common stock short and deliver

LYONs and the underlying common stock to close out short positions, or loan or pledge LYONs and the underlying common stock to broker-dealers that in turn may sell the LYONs and the underlying common stock.



     To our knowledge, there are currently no plans, arrangement or understandings between any Selling Securityholders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the underlying common stock by the Selling Securityholders. Selling Securityholders may not sell any or all of the LYONs and the underlying common stock offered by it pursuant to this prospectus. In addition, we cannot assure you that any such Selling Securityholder will not transfer, devise or gift the LYONs and the underling common stock by other means not described in this prospectus.



     The outstanding common stock is listed for trading on The Nasdaq Stock Market. We do not intend to apply for listing of the LYONs on any securities exchange or for quotation through The Nasdaq Stock Market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the LYONs. See "Risk Factors -- Absence of Public Market."



     The Selling Securityholders and any broker and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the LYONs or the common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the LYONs or the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.



     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus. There is no assurance that any Selling Securityholder will sell any or all of the LYONs or common stock described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.


     The LYONs were issued and sold in February 1999 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or outside the United States to certain persons in offshore transactions in reliance on Regulation S under the Securities Act. Pursuant to the RRA, we have agreed to indemnify the Initial Purchaser and each Selling Securityholder, and each Selling Securityholder has agreed to indemnify us, the Initial Purchaser and each other Selling Stockholder against certain liabilities arising under the Securities Act.


     The Selling Securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying common stock by the Selling Securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common stock to engage in market-making activities with respect to the particular LYONs and the underling common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the LYONs and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the LYONs and the underlying common stock.

     We will use our best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (i) the sale pursuant to the Shelf Registration Statement of all the securities registered thereunder and (ii) the expiration of the holding period applicable to such securities held by persons that are not affiliates of the Company under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case the Company may prohibit offers and sales of LYONs and common stock pursuant to the registration statement to which this prospectus relates.


                                    EXPERTS


     The consolidated financial statements of IDEC Pharmaceuticals Corporation and subsidiary as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon authority of said firm as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------


     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION FOR AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                           -------------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       ----
Forward-Looking Statements...........    2
Where You Can Find More
Information..........................    2
Trademarks...........................    3
Summary..............................    4
Risk Factors.........................    9
Use of Proceeds......................   22
Dividend Policy......................   22
Ratio of Earnings to Fixed Charges...   22
Description of LYONs.................   23
Description of Capital Stock.........   40
Certain United States Federal Income
  Tax Consequences...................   42
Selling Securityholders..............   46
Plan of Distribution.................   48
Experts..............................   50


                           -------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                  $345,000,000

                        IDEC PHARMACEUTICALS CORPORATION

                         LIQUID YIELD OPTION(TM) NOTES
                                    DUE 2019

                              2,323,230 SHARES OF
                                  COMMON STOCK

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                               NOVEMBER 10, 1999


                    ((TM)) Trademark of Merrill Lynch & Co.

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     All expenses incurred in connection with the issuance and distribution of the securities being registered will be paid by us. The following is an itemized statement of these expenses. All amounts are estimates except the Securities and Exchange Commission registration fee and the Nasdaq listing fee.

SEC registration fee........................................  $ 76,522
Nasdaq listing fee..........................................    17,500
Printing and engraving......................................    10,000
Legal fees and expenses of the Registrant...................    10,000
Accounting fees and expenses................................    15,000
Trustee's fees and expenses.................................     1,000
Miscellaneous...............................................    12,000
                                                              --------
  Total.....................................................  $142,022
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("Section 145") authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's Certificate of Incorporation and Bylaws provide for mandatory indemnification by the Registrant of all persons the Registrant may indemnify under Section 145 to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Certificate of Incorporation further provides that the liability of its directors is eliminated to the fullest extent permitted by the Delaware General Corporation Law. These provisions in the Certificate of Incorporation do not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into indemnification agreements with all of its officers and directors.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1.1(1)   Purchase Agreement, dated February 9, 1999, between the
           Registrant and Merrill Lynch, Pierce & Smith Incorporated.
  4.1(1)   Indenture, dated as of February 16, 1999, between the
           Registrant and Chase Manhattan Bank and Trust Company, N.A.,
           as Trustee.
  4.3(1)   Registration Rights Agreement, dated as of February 16,
           1999, between the Registrant and Merrill Lynch, Pierce &
           Smith Incorporated.
  4.4      Form of Registered Liquid Yield Option(TM) Note due 2019.
  5.1(2)   Opinion of Brobeck, Phleger & Harrison LLP.
 12.1      Calculation of Ratio of Earnings to Fixed Charges.
 23.1      Consent of KPMG LLP.
 23.2(2)   Consent of Brobeck, Phleger & Harrison LLP (included in
           Exhibit 5.1).
 24.1(2)   Powers of Attorney (included in the signature page of this
           Registration Statement).
 25.1(2)   Statement of Eligibility of Trustee (Form T-1).


-------------------------
(1) Incorporated by reference to exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999.


(2)  Previously filed.



(TM) Trademark of Merrill Lynch & Co.


ITEM 17. UNDERTAKINGS

     We hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

          (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and authorized this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 10th day of November, 1999.


                                          IDEC PHARMACEUTICALS CORPORATION

                                          By:    /s/ WILLIAM H. RASTETTER
                                             -----------------------------------
                                                 William H. Rastetter, Ph.D.
                                                   Chairman, President and
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities and on the dates indicated:



                  SIGNATURE                             TITLE                 DATE
                  ---------                             -----                 ----
/s/ WILLIAM H. RASTETTER                        Chairman of the Board   November 10, 1999
---------------------------------------------  of Directors, President
William H. Rastetter, Ph.D.                      and Chief Executive
                                                 Officer (Principal
                                                 Executive Officer)

/s/ PHILLIP M. SCHNEIDER                         Vice President and     November 10, 1999
---------------------------------------------  Chief Financial Officer
Phillip M. Schneider                            (Principal Financial
                                               and Accounting Officer)

*                                                     Director          November 10, 1999
---------------------------------------------
Charles C. Edwards, M.D.

*                                                     Director          November 10, 1999
---------------------------------------------
Alan B. Glassberg, M.D.

*                                                     Director          November 10, 1999
---------------------------------------------
Kazuhiro Hashimoto

                                                      Director
---------------------------------------------
Franklin P. Johnson, Jr.

*                                                     Director          November 10, 1999
---------------------------------------------
Robert W. Pangia

                  SIGNATURE                             TITLE                 DATE
                  ---------                             -----                 ----
*                                                     Director          November 10, 1999
---------------------------------------------
Bruce R. Ross

*                                                     Director          November 10, 1999
---------------------------------------------
The Honorable Lynn Schenk

*                                                     Director          November 10, 1999
---------------------------------------------
William D. Young

*By: /s/ WILLIAM H. RASTETTER
--------------------------------------------
     William H. Rastetter, Ph.D.
     (Attorney-in-fact)

                                 EXHIBIT INDEX


EXHIBIT                                                                   PAGE
NUMBER                             DESCRIPTION                           NUMBER
-------                            -----------                           ------
  1.1(1)   Purchase Agreement, dated February 9, 1999, between the
           Registrant and Merrill Lynch, Pierce & Smith Incorporated...
  4.1(1)   Indenture, dated as of February 16, 1999, between the
           Registrant and Chase Manhattan Bank and Trust Company, N.A.,
           as Trustee..................................................
  4.3(1)   Registration Rights Agreement, dated as of February 16,
           1999, between the Registrant and Merrill Lynch, Pierce &
           Smith Incorporated..........................................
  4.4      Form of Registered Liquid Yield Option(TM) Note due 2019.
  5.1(2)   Opinion of Brobeck, Phleger & Harrison LLP..................
 12.1      Calculation of Ratio of Earnings to Fixed Charges...........
 23.1      Consent of KPMG LLP.........................................
 23.2(2)   Consent of Brobeck, Phleger & Harrison LLP (included in
           Exhibit 5.1)................................................
 24.1(2)   Powers of Attorney (included in the signature page of this
           Registration Statement).....................................
 25.1(2)   Statement of Eligibility of Trustee (Form T-1)..............


-------------------------
(1) Incorporated by reference to exhibit filed with the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999.


(2)  Previously filed.



(TM) Trademark of Merrill Lynch & Co.